Exhibit (a)(5)(B)

ACORDA THERAPEUTICS, INC. PRESS RELEASE

22 March 2016 at 2:00 pm (EET) / 8:00 am (New York Time)

ACORDA THERAPEUTICS, INC. SUPPLEMENTS THE TENDER OFFER DOCUMENT RELATING TO THE VOLUNTARY PUBLIC TENDER OFFER FOR ALL OF THE ISSUED AND OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES, STOCK OPTIONS, SHARE UNITS AND WARRANTS IN BIOTIE THERAPIES CORP. ON 22 MARCH 2016

As announced on 10 March 2016, Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda” or the “Offeror”) has on 11 March 2016 commenced a voluntary public tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares (“Shares”), American Depositary Shares (“ADSs”), stock options (“Option Rights”), share units (“Share Rights”) and warrants (“Warrants”) in Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V;Nasdaq: BITI) (“Biotie” or the “Company”) that are not owned by Biotie or any of its subsidiaries.

Biotie published its audited financial statement report for the financial year ended 31 December 2015 (“2015 Financial Statement Report”) on 22 March 2016. As set forth in Supplement No. 2 to the Tender Offer Document (“Supplement No. 2”), attached as Annex 1 of this release, Acorda supplements the Tender Offer Document with the 2015 Financial Statement Report, which is attached as Annex 2 of this release and included as Annex I of the Tender Offer Document.

The Tender Offer Document, together with Supplement No. 1 and Supplement No. 2, is available in Finnish at the branch offices of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Ltd. and at Nasdaq Helsinki, Fabianinkatu 14, FI-00130 Helsinki, Finland, at the offices of the Offeror at Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, NY, 10502 and on the internet at www.op.fi/merkinta, http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/sijoittajat.

22 March 2016

ACORDA THERAPEUTICS, INC.

Annex 1: Supplement No. 2 to the Tender Offer Document

Annex 2: 2015 Financial Statement Report of Biotie Therapies Corp.

FURTHER INFORMATION

For further information, please contact:

Felicia Vonella, Investor relations

Tel. + 1 914 326 5146, e-mail: fvonella@acorda.com

About Acorda Therapeutics

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

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For more information, please visit www.acorda.com.

About Biotie Therapies

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

Forward-Looking Statements

This press release includes forward-looking statements. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including: the ability to complete the Biotie transaction on a timely basis or at all; the ability to realize the benefits anticipated from the Biotie and Civitas transactions, among other reasons because acquired development programs are generally subject to all the risks inherent in the drug development process and our knowledge of the risks specifically relevant to acquired programs generally improves over time; the ability to successfully integrate Biotie’s operations and Civitas’ operations, respectively, into our operations; we may need to raise additional funds to finance our expanded operations and may not be able to do so on acceptable terms; our ability to successfully market and sell Ampyra in the U.S.; third party payers (including governmental agencies) may not reimburse for the use of Ampyra or our other products at acceptable rates or at all and may impose restrictive prior authorization requirements that limit or block prescriptions; the risk of unfavorable results from future studies of Ampyra or from our other research and development programs, including CVT-301, Plumiaz, or any other acquired or in-licensed programs; we may not be able to complete development of, obtain regulatory approval for, or successfully market CVT-301, Plumiaz, any other products under development, or the products that we would acquire if we complete the Biotie transaction; the occurrence of adverse safety events with our products; delays in obtaining or failure to obtain and maintain regulatory approval of or to successfully market Fampyra outside of the U.S. and our dependence on our collaborator Biogen in connection therewith; competition; failure to protect our intellectual property, to defend against the intellectual property claims of others or to obtain third party intellectual property licenses needed for the commercialization of our products; and failure to comply with regulatory requirements could result in adverse action by regulatory agencies.

Additional Information

Investors and holders of Biotie equity securities are strongly advised to read the tender offer statement, including the offer to purchase, letter of transmittal, acceptance forms and other related tender offer documents and the related solicitation/recommendation statement on Schedule 14D-9 that have been filed by Biotie with the SEC, because contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the Tender Offer Document and related documents may be obtained free of charge by directing a request to us at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

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In addition to the Schedule TO, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENT, THE RELATED DOCUMENTS AND THIS RELEASE WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

This release is for informational purposes only and does not constitute a tender offer document or an offer, solicitation of an offer or an invitation to a sales offer. Potential investors in Finland shall accept the Tender Offer only on the basis of the information provided in the tender offer document, as supplemented, approved by the Finnish Financial Supervisory Authority and related materials.

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ANNEX 1: SUPPLEMENT NO. 2 TO THE TENDER OFFER DOCUMENT

SUPPLEMENT NO. 2 TO THE TENDER OFFER DOCUMENT ISSUED ON 11 MARCH 2016 BY ACORDA THERAPEUTICS, INC. RELATING TO THE VOLUNTARY PUBLIC TENDER OFFER FOR ALL OF THE ISSUED AND OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES, STOCK OPTIONS, SHARE UNITS AND WARRANTS IN BIOTIE THERAPIES OYJ

22 March 2016

Acorda Therapeutics, Inc. (“Acorda”) supplements the tender offer document published on 11 March 2016 (“Tender Offer Document”) in accordance with the Chapter 11, Section 11, Subsection 4 of the Finnish Securities Markets Act (746/2012, fi: Arvopaperimarkkinalaki) as follows.

Biotie Therapies Corp. (“Biotie”) published its audited financial statement report for the financial year ended 31 December 2015 (“2015 Financial Statement Report”) on 22 March 2016. Acorda supplements Section 5.10 of the Tender Offer Document with the 2015 Financial Statement Report, which is added as Annex I of the Tender Offer Document.

The Tender Offer Document with the aforementioned supplements and amendments is available from 22 March 2016.

The Finnish Financial Supervisory Authority has approved the Finnish language version of this supplement but is not responsible for the accuracy of the information presented therein. The decision number of such approval is FIVA 4/02.05.05/2016.

ANNEX 2: 2015 FINANCIAL STATEMENT REPORT OF BIOTIE THERAPIES CORP.

Biotie Therapies Corp

Financial statements 2015

Contents

REPORT OF THE BOARD OF DIRECTORS	3

Key figures of consolidated financial statements	20

Shares and shareholders	22

CONSOLIDATED FINANCIAL STATEMENTS (IFRS)	25

Consolidated statements of comprehensive income	25

Consolidated statements of financial position	26

Consolidated statements of changes in shareholders’ equity	27

Consolidated statements of cash flows	28

Notes to the consolidated financial statements	29

PARENT COMPANY FINANCIAL STATEMENTS (FAS)	66

Parent company income statements	66

Parent company balance sheets	67

Parent company cash flow statement	68

Notes to the parent company financial statements	69

SIGNATURES OF THE REPORT FROM THE BOARD OF DIRECTORS AND FINANCIAL STATEMENTS	77

AUDITOR’S REPORT	78

CONTACT INFORMATION	79

REPORT OF THE BOARD OF DIRECTORS

Key events for the year 2015

•	Tozadenant, Biotie’s lead pipeline program, is in Phase 3 development in Parkinson’s disease. Patient recruitment began in mid-2015 into the TOZ-PD study, a 450-patient double-blind, placebo-controlled Phase 3 study with an open-label extension that is being conducted under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA). Top-line efficacy data is expected by the end of 2017.

•	The Phase 2 study for SYN120 in Parkinson’s disease dementia, funded by a grant from the Michael J Fox Foundation (MJFF), continued to recruit patients, with top-line data expected by the end of 2016.

•	Patient enrollment commenced in March 2015 into a Phase 2 clinical study investigating Biotie’s monoclonal anti-VAP-1 antibody BTT1023 in primary sclerosing cholangitis (PSC), with sufficient patients expected for the interim analysis by the end of 2016. The European Commission has also granted BTT1023 Orphan Drug Designation in the EU for the treatment of PSC.

•	Biotie raised €83.3 million gross proceeds from the issue of convertible notes (gross proceeds of €33.1 million) in May 2015 and from the issue of shares represented by American Depositary Shares (ADS) through a US public offering (gross proceeds of €50.2 million) in June 2015; the ADS were listed on Nasdaq Stock Market LLC under the ticker BITI. The proceeds will be used in the funding of the tozadenant Phase 3 clinical study. The convertible notes automatically converted into shares on completion of the US public offering and a total of 524,883,761 new shares in the Company were issued in the financing transaction pursuant to authorization by the shareholders at the May 2015 Annual General Meeting. In connection with the convertible notes, Biotie also issued warrants for 220,400,011 shares, which may be exercised at €0.17 per warrant until November 2020.

Key event after the reporting period

•	On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

•	Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

Key Financials for the period January—December 2015

Figures in brackets, unless otherwise stated, refer to the same period in the previous year (EUR million)

•	Revenues EUR 3.7 million (14.9)

•	Research and development costs EUR 25.9 million (17.2)

•	Financial result, loss of EUR 28.3 million (loss of 35.2*)

•	Cash outflow from operating activities EUR 30.3 million (14.1)

•	Earnings per share EUR -0.04 (-0.08)

•	Liquid assets at the end of period EUR 79.0 million (32.4)

*	Financial result for the twelve months ended 31 December 2014 was impacted by a non-cash impairment charge of EUR 27.6 million for nepicastat and SYN120.

EUR thousand Continuing operations	1-12/ 2015 12 months	1-12/ 2014 12 months
Revenues	3,736	14,901
Research and development costs	(25,864)	(17,192)
Net income (loss)	(28,323)	(35,165)*
Earnings (loss) per share (EUR)	(0.04)	(0.08)
Cash outflow from operating activities	30,260	14,092

EUR thousand	31 Dec, 2015	31 Dec, 2014
Liquid assets	79,044	32,393
Equity	105,720	52,623
Equity ratio (%)	74.6	61.0

Product Portfolio Review:

Selincro® (nalmefene) is a dual-acting opioid system modulator and the first therapy approved in Europe for the reduction of alcohol consumption in alcohol dependent individuals.

Biotie has licensed global rights to Selincro to Lundbeck. Under the terms of the agreement with Lundbeck, Biotie is eligible for up to €94 million in upfront and milestone payments, of which €22.5 million had been received at December 31, 2015, plus royalties on sales of Selincro. Biotie is eligible to receive further potential milestone payments on launches in certain ex-EU markets and if the product reaches certain pre-determined sales. Biotie will continue to receive royalties on sales and will make a contribution to Lundbeck towards post approval commitment studies.

Lundbeck received European marketing authorization for Selincro in February 2013 and the product has since been introduced in Europe. Favorable reimbursement decisions were made in the second half of 2014 in a number of key markets, including France, Spain and the United Kingdom.

Lundbeck and Otsuka Pharmaceutical Co. Ltd. are collaborating, as part of their existing alliance, to develop and commercialize nalmefene in Japan, and a 660-patient Phase 3 study in Japan was commenced in Q1 2015.

Tozadenant (SYN115) is an orally administered, potent and selective adenosine A2a receptor antagonist being developed for the treatment of Parkinson’s disease.

In a 420-patient Phase 2b trial, tozadenant displayed clinically important and statistically significant effects across pre-specified primary and multiple secondary endpoints at a number of doses. In addition, tozadenant has been found to be generally safe and well tolerated in the ten clinical trials that have been conducted to date. Full data from the Phase 2b study were published in Lancet Neurology in July 2014.

In July 2015, Biotie announced the start of the tozadenant Phase 3 study in Parkinson’s disease (study TOZ-PD). The Company has agreed on a Special Protocol Assessment for TOZ-PD with the FDA. Based on discussions with the FDA at the End of Phase 2 meeting, Biotie believes that the planned Phase 3 clinical program, together with existing data, could form the basis for approval of tozadenant as an adjunctive treatment to levodopa in Parkinson’s patients experiencing end-of-dose wearing off episodes. The TOZ-PD study will use the primary and secondary endpoints and enrollment criteria used in the Phase 2b clinical trial. The study is expected to enroll 450 patients experiencing levodopa related end-of-dose wearing off, who will be randomized to receive twice daily doses of 60mg or 120mg of tozadenant or placebo in addition to their standard anti-Parkinson’s disease medications for 24 weeks. The primary endpoint will be the reduction in the number of hours spent in the “off” state in patients taking tozadenant as compared to placebo between baseline and week 24, as assessed by patient-completed diaries and averaged over three consecutive days. The double-blind placebo controlled period is expected to be followed by a 52 week open label treatment period to collect additional clinical safety data. The study is currently planned to be conducted in the United States, Canada and selected European countries. Based on current estimates top-line data from the double-blind portion is expected to be available by the end of 2017.

Providing the double-blind portion of TOZ-PD meets its primary efficacy endpoint, another open label trial is expected to be initiated in a separate population of 450 patients to establish the requisite number of unique exposures required for approval.

Biotie has exclusive worldwide rights to develop and commercialize tozadenant for all uses to treat or prevent human diseases and disorders under a license agreement with F. Hoffmann-La Roche Ltd (Roche).

SYN120 is an oral, dual antagonist of the 5-HT6 and 5-HT2A receptors. These two distinct properties could result in a unique therapeutic profile for SYN120 combining pro-cognitive and antipsychotic activities in neuro-degenerative diseases, such as Parkinson’s and Alzheimer’s. SYN120 has completed single and multiple ascending dose Phase 1 clinical studies and a Phase 1 positron emission tomography imaging study to determine therapeutic dose for subsequent Phase 2 studies. In these trials, doses well above the anticipated therapeutic dose were well tolerated.

In July 2014, Biotie was awarded a grant of up to $2.0 million from the Michael J. Fox Foundation (MJFF) to investigate SYN120 in Parkinson’s disease patients with dementia, and patient enrollment into a Phase 2a study primarily funded under the grant was commenced in December 2014. The SYNAPSE study is an 80 patient, Phase 2a, randomized, double-blind, multi-center, placebo-controlled trial in patients with Parkinson’s disease dementia. Patients are randomized 1:1 to placebo or SYN120 dosed once daily over a 16 week treatment period. In addition to assessing safety and tolerability, the main focus of the study is to establish efficacy of SYN120 on cognition using the Cognitive Drug Research (CDR) Computerized Cognition Battery as the primary efficacy endpoint. The study is being conducted by the Parkinson Study Group (PSG) at approximately 12 specialist sites in the United States. Biotie and the PSG share responsibility for the design and execution of the study, and top-line results of the study are expected by the end of 2016.

Biotie has exclusive worldwide rights to develop and commercialize SYN120 under a license agreement with Roche and will be able to use data from the MJFF-funded study for any future regulatory submission for SYN120, including Alzheimer’s disease, although further clinical development plans in such indications will depend on the availability of funding.

BTT1023 is a fully human monoclonal antibody that specifically binds to vascular adhesion protein 1 (VAP-1), an endothelial cell adhesion receptor expressed on blood vessels. Recent investigation has shown that VAP-1, in addition to its previously demonstrated role in inflammation, is also involved in the process of fibrosis, which can occur in several organs and is poorly treated with current drugs.

In July 2014, Biotie partnered with the University of Birmingham, UK, who were awarded grant funding to conduct an investigator-sponsored, Phase 2, proof of concept study with BTT1023 in primary sclerosing cholangitis (PSC), a chronic and progressive orphan fibrotic disease for which there are currently no FDA-approved treatments. The grant was awarded by the UK’s National Institute for Health Research (NIHR) Efficacy and Mechanism Evaluation Programme, funded and managed by NIHR on behalf of the Medical Research Council—NIHR partnership. The grant holder and Co-Investigator for the study is Professor David Adams, Director of the NIHR Biomedical Research Unit in Liver Disease and Centre for Liver Research at the University of Birmingham.

The BUTEO study being funded under the grant opened for patient recruitment in March 2015. It is an open label, single arm, multi-center study that will evaluate efficacy, safety and pharmacokinetic properties of BTT1023 in 41 patients with PSC. Patients will receive BTT1023 via intravenous infusion every two weeks over an 11 week treatment period. The primary efficacy endpoint is a reduction of elevated levels of alkaline phosphatase, a blood biomarker of bile duct inflammation; secondary endpoints include various measures of liver injury and fibrosis.

The two-stage study design includes a pre-planned interim analysis. Based on current estimates, it is expected that the requisite number of patients will have been treated by the end of 2016 to enable the interim analysis to be completed.

The European Commission has granted BTT1023 Orphan Drug Designation in the EU for the treatment of PSC, and Biotie intends to submit an application to the FDA for orphan drug designation for BTT1023 in the United States in the first half of 2016. Biotie retains full rights to BTT1023.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial information contained herein The Company presents its consolidated financial information in euros.

Overview

In the periods presented the Company has earned revenue from Lundbeck, in the form of royalties and commercial milestones for Selincro, and from UCB in the form of Phase 3 development milestones and Phase 3 development funding for tozadenant. The accounting policies that the Company applies in recognizing these revenues are set out in detail in note 2 to these consolidated financial statements.

The Company’s research and development activities are central to its business model and expenditure on research and development is recognized as an expense in the period in which it is incurred. The Company’s current research and development activities mainly relate to the following key programs, which are all currently recruiting patients: Phase 3 clinical trial of tozadenant in Parkinson’s disease; Phase 2a clinical trial of SYN120 in Parkinson’s disease dementia; and Phase 2 clinical trial of BTT1023 in primary sclerosing cholangitis.

General and administrative expenses consist of salary-related and external costs related to the Company’s executive, finance and other support functions, including the costs associated of compliance with the on-going requirements of being a listed company on Nasdaq in the United States and on the Nasdaq OMX market in Helsinki, including insurance, general administration overhead, investor relations, legal and professional fees and audit fees.

Other operating income consists primarily of grant income and rent received on a sub-lease; prior to September 2014 it also included rent from an investment property.

Our policy is to invest funds in low-risk investments, which primarily consists of money market funds and interest-bearing saving and investment accounts. Savings and deposit accounts generate a small amount of interest income. Interest expenses consist primarily of non-cash interest in respect of the Tekes loans and the convertible capital loan.

Other net financial income (expense) primarily relates to all non-interest related items and comprises net foreign exchange gains (losses) that arise from our intercompany borrowings, and unrealized and realized gains from money market funds, that are reflected as financial assets held at fair value through profit and loss.

The Company does not generally pay any corporate income taxes, as there are currently cumulative operating losses in each subsidiary company.

Results of Operations: comparison of the twelve months ended December 31, 2015 and December 31, 2014

Revenue

Revenue decreased by €11.2 million to €3.7 million for the twelve months ended December 31, 2015 compared to €14.9 million for the twelve months ended December 31, 2014. The decrease was primarily due to the payment of the Phase 3 development milestones from UCB for tozadenant of €5.0 million in the first three months of 2014, which did not recur thereafter due to the termination of the related agreement, a reduction of €2.7 million in Phase 3 development funding from UCB that ceased in the first quarter of 2015 and €6.0 million of commercial milestones from Lundbeck for Selincro that were received in the third quarter of 2014. This was partially offset by an increase in royalties from Lundbeck for Selincro of €2.1 million as a result of increased sales and the first commercial milestone for Selincro received in 2015 of €0.5 million in the three months ended June 30, 2015.

Research and development expenses

Research and development expenses increased by €8.7 million for the twelve months ended December 31, 2015 to €25.9 million, compared to €17.2 million for the twelve months ended December 31, 2014. The majority of the expenditure in each period was in relation to tozadenant, with the increase mainly being due to the stage of the development activities.

General and administrative expenses

General and administrative expenses increased by €0.5 million to €7.8 million for the twelve months ended December 31, 2015, as compared to €7.3 million for the twelve months ended December 31, 2014.

Other operating income

Other operating income for the twelve months ended December 31, 2015 amounted to €0.6 million, comprising sub-lease rental income and grant income from MJFF. This is €0.5 million lower than the €1.1 million for the twelve months ended December 31, 2014, which also included rental income and a gain on sale from an investment property in Germany that was sold in September 2014.

Interest income

Interest income was minimal for both of the twelve months ended December 31, 2015 and 2014.

Interest expenses

Interest expenses consist of non-cash interest expenses accrued on the Tekes loans and the convertible capital loans, which remained broadly stable. As a result, interest expenses were €0.7 million for both of the twelve month periods ended December 31, 2015 and 2014.

Other net financial income (expenses)

Other net financial income (expenses) mainly comprises net foreign exchange differences and was a net gain of €1.6 million for the twelve months ended December 31, 2015 and for the twelve months ended December 31, 2014.

Other comprehensive income

Other comprehensive income comprises currency translation differences, which mainly arise from the translation of in-process R&D assets and goodwill in our foreign subsidiaries. It was a gain of €6.4 million for the twelve months ended December 31, 2015, compared to a gain of €6.5 million for the twelve months ended December 31, 2014.

Liquidity and Capital resources

Cash flows

Net cash outflow from operating activities for the twelve months ended December 31, 2015 was €30.3 million, an increase of €16.2 million as compared to the net cash outflow of €14.1 million during the same period in 2014, mainly due to lower revenue and higher research and development expenses.

Net cash outflow from investing activities was €6.4 million for the twelve months ended December 31, 2015, a decrease of €17.3 million as compared to the net cash inflow of €10.9 million in the same period in 2014, due to the net of investment in and proceeds from sale of financial assets at fair value through profit or loss.

Net cash inflow from financing activities was €74.2 million for the twelve months ended December 31, 2015, an increase of €74.1 million compared to the inflow of €0.1 million for the same period in 2014. The reason for the increase was the net proceeds received from the issue of the convertible notes on May 28, 2015 of €30.2 million and the issue of share capital associated with the US public offering on June 16, 2015 of €43.9 million. The remaining inflows relate solely to the proceeds from share issues in respect of employee equity plans and are minimal in both periods.

Liquid assets, comprising cash and cash equivalents and financial assets at fair value through profit and loss, totaled €79.0 million at December 31, 2015 as compared to €32.4 million at December 31, 2014. The increase of €46.6 million was mainly due to the net proceeds received from the issue of the convertible notes and US public offering of €74.1 million, which was partially offset by utilization of cash flow for financing the operating activities, principally research and development expenses.

Cash and funding sources

Our main sources of revenue during the periods presented were from UCB in relation to tozadenant and milestones and royalties from Lundbeck in relation to Selincro sales.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants, which may be exercised at an exercise price of €0.17 within a period of five years starting six months after their date of issue, to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADS represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters’ over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

We have no ongoing material financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than research and development loans, some of which are due for repayment as described in note 21 to these consolidated financial statements.

Capital loans

Non-convertible capital loans from Tekes: As at December 31, 2015, non-convertible capital loans granted by The Finnish Funding Agency for Technology and Innovation (TEKES) comprised a total of 14 non-convertible capital were drawn prior to 2009 and maturities range from 8 to 10 years form draw down. The interest rate per annum for these loans is the base rate set by the Ministry of Finance minus 1%, subject to a minimum rate of 3%. As the base rate has been lower than the minimum of 3%, the interest rate for these loans has been 3% during the year. Further, these loans and accumulated accrued interest are not repayable until the Company’s restricted equity on a consolidated basis is fully covered. At December 31, 2015, restricted equity is not considered to be fully covered as defined under the Finnish Companies Act. The accumulated unpaid interest on non-convertible capital loans is EUR 6.5 million at December 31, 2015.

Convertible capital loan: As at December 31, 2015, the Company had a convertible capital loan that was issued originally in 1999 to certain shareholders and venture capital organizations in the aggregate amount of EUR 1.7 million. The original subscription period began on June 1, 2000, and ended on December 31, 2005. As of December 31, 2015, the convertible capital loan can be converted, at any time at the option of the holder into 828 000 company shares, the interest rate is 10% per annum. The repayment of the capital loan and its interest is governed by a restrictive condition, according to which the capital may only be returned if the restricted equity of the parent company, including consolidated subsidiaries, is fully covered. Interest on the convertible capital loan shall be paid only if the parent company, including the consolidated subsidiaries, has sufficient funds for profit distribution as if the most recently ended fiscal year. The loan shall also only yield interest from the fiscal years in which the financial statements do not present sufficient funds available for profit distribution. The convertible capital loan can be converted into shares of the Company under the terms of the agreement. The accumulated interest of the convertible capital loan amounts to EUR 3.5 million as at December 31, 2015.

Further details in respect of the capital loans may be found in note 21 of these consolidated financial statements.

Board of Directors

Composition of the Board of Directors

Annual General Meeting May 26, 2015

The number of the members of the Board of Directors was resolved to be five. The following current members of the Board of Directors William Burns, Merja Karhapää, Bernd Kastler, Ismail Kola and Guido Magni were elected as the members of the Board of Directors for a new term. It was also resolved that conditional upon subscription of the convertible notes that the number of directors would be increased to seven and that two new members, Don Bailey and Mahendra Shah, would be elected as new members of the Board of Directors, with terms starting at the date on which the resolution of the issuance of the convertible notes were registered with the Finnish Trade Registry and expiring at the end of the following Annual General Meeting.

At the organization meeting of the new Board of Directors, which convened immediately after the Annual General Meeting, William Burns was elected as the Chairman of the Board of Directors. At a subsequent meeting of the Board of Directors, held on May 29, 2015 after the issuance of the convertible notes, Bernd Kastler was elected as Vice Chairman of the Board of Directors; Don Bailey was elected as the Chairman, and Merja Karhapää and Bernd Kastler as the members, of the Board of Directors’ Audit Committee; and William Burns was elected as the Chairman, and Ismail Kola, Guido Magni and Mahendra Shah as the members, of the Nomination and Remuneration Committee.

Based on an evaluation of independence under Finnish independence standards, the Board of Directors concluded that all members of the Board of Directors are independent of the Company. The Board of Directors concluded also that, except for Mahendra Shah, due to his affiliation with Vivo Capital, and Guido Magni, due to his affiliation with Versant Ventures, all members of the Board of Directors are independent of the Company’s significant shareholders.

Management Team

Biotie Group has a management team consisting of Timo Veromaa (President and CEO), Stephen Bandak (Chief Medical Officer), Mehdi Paborji (Chief Operating Officer) and David Cook (Chief Financial Officer). In addition to his CFO role David Cook is also responsible for Biotie’s business development activities.

Personnel

During the reporting period January – December 2015 (2014), the average number of employees amounted to 38 (36) and at the end of the reporting period, Biotie employed 38 people (38).

Equity rights

Swiss Option Plan

The Swiss company Biotie Therapies AG has a stock option plan under which stock options have been granted to employees, directors and consultants. In connection with the completion of the acquisition of Synosia, the option plan was amended so that instead of shares in Synosia an aggregate maximum of 14,912,155 shares in Biotie may be subscribed for based on the plan.

The Swiss subsidiary holds and has held Biotie’s shares and such shares have been conveyed to satisfy the terms and conditions of the Swiss option plan. The conveyed shares previously held by the Company’s subsidiary have been treated as treasury shares and such shares have not carried any voting rights. As of December 31, 2015 a total of 9,802,604 shares have already been delivered on the basis of the Swiss option plan. As a result of certain of the stock options being cancelled, a total of 2,027,628 stock options remain outstanding and as a result, the outstanding shares and votes of Biotie may be further increased.

As at December 31, 2015, Biotie Therapies AG holds 2,597,952 shares in the Company as treasury shares to settle the remaining options.

2011 Plans

In December 2011, the Board of Directors of Biotie approved two share-based incentive plans for the Group employees; a stock option plan for mainly its European employees and an equity incentive plan for mainly its US employees (together the 2011 plans).

Stock Option Plan 2011: The maximum total number of stock options issued is 7,401,000, and they entitle their owners to subscribe for a maximum total of 7,401,000 new shares in the company or existing shares held by the company. After giving effect to shares already issued, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 1,957,500 shares on December 31, 2015 may still be issued pursuant to the plan.

A total of 1,793,000 shares were subscribed for during 2015 under the plan and 1,793,000 treasury shares were used for these share subscriptions.

Equity Incentive Plan 2011: The maximum number of share units to be granted and the number of corresponding shares to be delivered on the basis of the plan will be total of 4,599,000 shares. However, due to share issues already made pursuant to the plan, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 640,000 shares on December 31, 2015 may still be issued pursuant to the plan.

A total of 654,375 shares have been conveyed to employees without consideration during 2015 pursuant to the authorization of the Annual General Meeting of the Shareholders held on April 3, 2014 under the plan and 654,375 treasury shares have been used for these share conveyances.

2014 Plans

On January 2, 2014 the Board of Directors of Biotie approved three year incentive plans for employees. A stock option plan mainly for its European employees and an equity incentive plan mainly for its US employees. On January 5, 2016, Biotie announced that no further awards would be made under these plans.

Stock Option Plan 2014: The maximum total number of stock options to be awarded is 10,337,500, of which 4,320,000 relate to the Senior Management team only. Stock options entitle their owners to subscribe for a maximum total of 10,337,500 new shares in the company or existing shares held by the Company. The Board of Directors shall decide on the distribution of the stock options. After giving effect to forfeitures, some of the instruments based on the plan having been left unallocated and the impact of the announcement in January 2016 that no more stock options will be issued under the plan, a maximum of 7,412,000 shares may be issued pursuant to the plan.

Equity Incentive Plan 2014: The maximum number of share units to be granted and the number of corresponding shares to be delivered under the plan will be a total of 14,002,500 shares, of which 2,520,000 relate to the Senior Management team only. However, due to forfeitures, some of the instruments based on the plan being left unallocated and the impact of the announcement in January 2016 that no more share units will be issued under the plan, a maximum of 5,993,750 shares may be issued pursuant to the plan.

Shares and options held by management

At the end of financial year 2015, the amount of company’s shares held by the Board of Directors and the company’s management and their controlled companies amounted to 9,951,044 shares, 5,594,160 options of which 1,440,000 are senior management option units, 2,090,000 share units of which 840,000 are senior management share units and 6,388,889 warrants, of which the senior management option units and the senior management share units are subject to a multiplier of between nil and three times dependent on the growth in the Company’s share price in the three years ending 31 December 2016.

Share capital and shares

After the US public offering, which closed on June 16, 2015, Biotie has shares quoted on Nasdaq (Small Cap) in Helsinki (ticker: BTH1V) and ADS quoted on NASDAQ (Global Select Market) in the United States (ticker: BITI), where each ADS represents 80 of the Company’s shares. The Company’s shares all have equal rights and each share entitles the holder to one vote at the general meeting of shareholders.

Biotie announced on October 7, 2015 that, pursuant to the authorization of the Annual General Meeting of Shareholders held on May 26, 2015, the Board of Directors of Biotie has resolved to issue 106,088,336 shares to the Company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The Treasury Shares are issued to facilitate the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders based on the authorization granted by the Annual General Meeting of the Company on May 26, 2015, if and when such above-mentioned warrants are exercised.

The Treasury Shares were registered with the Finnish Trade Register on October 8, 2015, and admitted trading on Nasdaq Helsinki Ltd on October 9, 2015. The Treasury Shares are of the same class as the existing shares in the Company.

On December 31, 2015 the registered number of shares in Biotie Therapies Corp. was 1,086,940,271; of these shares 108,686,288 were held by the Company or its group companies, so that there were 978,253,983 outstanding shares at that date. The registered share capital of Biotie was € 279,218,058.55 (FAS).

Market capitalization and trading

The key data for each of the shares listed in Helsinki and the ADS listed in the United States during the twelve month period ended December 31, 2015 is shown below.

	Shares listed	ADS listed
	in Helsinki	in the United States*
Price at end of period	€0.16	$14.35
Highest price during period	€0.26	$25.39
Lowest price during period	€0.14	$12.43
Average price during period	€0.19	$17.81
Market capitalization at end of period	€172.8 million	$195.0 million
Trading volume during period	201,081,835 shares	7,421,501 ADS
Turnover during period	€38,038 thousand	$132,405 thousand

*	All trading information in relation to ADS listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market.

Changes in ownership

During the second quarter, the Company received several flagging notifications (pursuant to Chapter 9, Section 5 of the Securities Markets Act) from shareholders whose holdings of shares and votes in the Company either increased as a result of financing arrangements or decreased as a consequence of dilution resulting from financing arrangements. Further, according to some of the notifications, the potential exercise of warrants would result in additional changes in holdings of shares and votes in the Company. The information in the flagging notifications has been disclosed by several stock exchange releases dated April 24, 2015, June 16, 2015 and June 17, 2015.

In December 2015 Company received notifications in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act as a result of the implementation of changes to the transparency directive in the Finnish Securities Market Act, which did not change any of the underlying shareholdings. The information in the flagging notifications has been disclosed by several stock exchange releases dated December 14, 2015, December 16, 2015 and December 22, 2015

Annual General Meeting 2015

The Annual General Meeting of Biotie Therapies Corp. was held on May 26, 2015 and the resolutions of the meeting were published in a stock exchange release on the same day.

•	The financial statements 2014 were adopted the result of the financial year was booked.

•	No dividend for the financial year 2014 will be paid and that the net income of the parent company for the financial year of €5.1 million (FAS) will be carried forward to shareholders’ equity.

•	Discharge from liability the members of the Board of Directors and the President and CEO

•	The number of the members of the Board of Directors was to be five. The following current members of the Board of Directors William Burns, Merja Karhapää, Bernd Kastler, Ismail Kola and Guido Magni were elected as the members of the Board of Directors for a new term.

•	The remuneration payable to the Chairman of the Board of Directors shall be €52,000 per year, to the Deputy Chairman of the Board of Directors €46,000 per year and to other Board members €36,000 per year. Further, annual remuneration shall be paid to the Committees of the Board of Directors: €10,000 for the Chairman of the Audit Committee, €8,000 for the other Audit Committee members, €8,000 for the Chairman of the Nomination and Remuneration Committee and €4,000 for other Nomination and Remuneration Committee members. In addition, reasonable travelling expenses in connection with the meetings shall be compensated.

•	The number of auditors was to be one, being PricewaterhouseCoopers Oy, a firm of Authorised Public Accountants, Mr. Samuli Perälä, Authorised Public Accountant, acting as the auditor in charge. It was further resolved that the auditors’ fees shall be paid pursuant to a reasonable invoice.

•	At the organization meeting of the new Board of Directors which convened immediately after the Annual General Meeting, William Burns was elected as Chairman of the Board of Directors.

•	The General Meeting authorized the Board of Directors to resolve by one or several decisions on issuances, which contains the right to issue new shares or dispose of the shares in the possession of the company, and to issue options or other special rights entitling to shares pursuant to Chapter 10 of the Companies Act. The authorization consists of up to 95,000,000 shares in aggregate. The authorization is effective until 30 June 2016 and it supersedes earlier authorizations.

•	The Board of Directors be authorized to resolve on the issuance of Convertible Notes and Warrants. The Convertible Notes and Warrants will be directed to the Investors by way of a directed issue and the combined aggregate number of new shares and/or treasury shares to be potentially issued by virtue of the special rights entitling to shares under the Convertible Notes and Warrants shall not exceed 442,000,000. The issuance of Convertible Notes and Warrants may be carried out in deviation from the shareholders’ pre-emptive rights by way of a directed issue.

•	The Board of Directors be authorized to resolve on the directed issuances of new shares to the company itself. The number of shares to be issued consists of up to 221,000,000 shares in the aggregate. The authorization is effective for five years from the date of decision of the Annual General Meeting.

•	That the Board of Directors be authorized to decide on the issuance of new shares for the purpose of the US IPO and potential other offerings in connection with the US IPO. The aggregate number of new shares to be issued in the US IPO and potential other offerings in connection with the US IPO would not exceed 530,000,000 shares. The issuance of new shares may be carried out in deviation from the shareholders’ pre-emptive rights by way of a directed issue.

•	That, conditional upon the subscription of the Convertible Notes by the Investors, the number of members of the Board of Directors will be increased to seven and two new members of the Board of Directors will be elected as follows: Don Bailey and Mahendra Shah are elected new members of the Board of Directors, both of them for the term starting on the date on which the resolution on the issuance of Convertible Notes is registered with the Finnish Trade Register, and expiring at the end of the following Annual General Meeting.

The stock exchange release regarding the resolutions of the Annual General Meeting of Biotie was published on May 26, 2015.

As announced on 29 May 2015, it was announced that Don Bailey was elected the Chairman and Bernd Kastler and Merja Karhapää the members of the Board’s Audit Committee. Furthermore, William Burns was elected the Chairman and Guido Magni, Ismail Kola and Mahendra Shah the members of the Nomination and Remuneration Committee. The Board of Directors has also elected Bernd Kastler as the Vice Chairman of the Board.

Risk factors

Set forth below is a description of risk factors that could affect the Company. There may, however, be additional risks unknown to the Company and other risks currently believed to be immaterial that could turn out to be material. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, either individually or together.

Risks related to the Company’s financial position and capital requirements

•	The Company has incurred net losses since our inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future

•	The Company may never achieve or sustain profitability

•	The Company cannot assure its investors of the adequacy of its capital resources to successfully complete the development and commercialization of its product candidates, and a failure to obtain additional capital, if needed, could force the Company to delay, limit, reduce or terminate its product development or commercialization efforts

•	The adequacy of the Company’s capital resources is particularly dependent on cash generation from milestones and royalties in connection with sales of Selincro and other sources of non-dilutive funding

•	Raising additional capital may cause dilution to the Company’s existing shareholders, restrict its operations or require the Company to relinquish, or license on unfavorable terms, its rights to its product candidates and may impact any future potential revenue streams

•	In connection with the Convertible Notes Financings the Company has indemnification obligations to certain investors pursuant to the subscription agreement with such investors. These obligations could subject the Company to substantial liabilities

•	Impairment charges or write-downs on the Company’s assets could have a significant adverse effect on its results of operations and financial results

•	The Company is exposed to risks related to currency exchange rates

•	We conduct a significant portion of our operations outside Finland and other eurozone countries, principally in the United States

Risks related to the development and clinical testing of the Company’s product candidates

•	The Company depends significantly on the success of tozadenant and its other product candidates. Tozadenant and its other product candidates are still in clinical development. If the Company’s clinical trials are not successful, the Company does not obtain regulatory approval or is unable, or unable to find a partner, to commercialize tozadenant or our other product candidates, or the Company experiences significant delays in doing so, its business, financial condition and results of operations will be materially adversely affected

•	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes

•	The results of previous clinical trials may not be predictive of future results and clinical trials of product candidates may not be successful

•	The design and conduct of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed

•	If clinical trials of the Company’s product candidates are prolonged or delayed, it may be unable to obtain required regulatory approvals, and therefore be unable to commercialize its product candidates on a timely basis or at all

•	If serious adverse, undesirable or unacceptable side effects or preclinical findings are identified during the development of the Company’s product candidates or following approval, the Company may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or the Company may be subject to other significant negative consequences following marketing approval

•	The Company depends on enrollment of patients in its clinical trials for our product candidates. If the Company is unable to enroll patients in its clinical trials, its research and development efforts could be materially adversely affected

•	Due to the Company’s limited resources and access to capital, the Company must and has in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect the Company’s revenues

Risks related to regulatory approval of the Company’s product candidates

•	Clinical development, regulatory review and approval by the U.S Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable foreign regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable activities. If the Company is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed

•	The FDA’s agreement to the Company’s special protocol assessment for its Phase 3 trial of tozadenant does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process

•	If the Company fails to obtain regulatory approval in any jurisdiction, it will not be able to market our products in that jurisdiction

•	Even if the Company’s product candidates obtain regulatory approval, it will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, the Company’s product candidates, if approved, could be subject to restrictions, and it may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its products

•	The Company may be unable to obtain orphan drug designation or exclusivity in the United States for BTT1023. If the Company’s competitors are able to obtain orphan drug exclusivity for their products in the same indication for which the Company is developing BTT1023, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time. Conversely, the Company may not be able to benefit from the associated marketing exclusivity from orphan drug exclusivity that it obtains

Risks related to commercialization of the Company’s product candidates

•	The Company is likely to face significant competition and if its competitors develop and market products that are more effective, safer or less expensive than the Company’s product candidates, the Company’s commercial opportunities will be negatively impacted

•	The successful commercialization of the Company’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate reimbursement levels and pricing policies

•	Even if approved, if any of the Company’s products or product candidates do not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, the Company’s revenue generated from their sales will be limited

•	The market for tozadenant and the Company’s other product candidates may not be as large as it expects

•	The Company has never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize its products on its own or together with suitable partners

Risks related to the Company’s reliance on third parties

•	Collaborations on products and product candidates are important to the Company’s business, and future collaborations may also be important to the Company. If the Company is unable to maintain any of these collaborations, if these collaborations are not successful, or if it fails to enter into new strategic relationships, the Company’s business could be adversely affected

•	The success of the Company’s strategic partnerships and collaborations depends, to a significant degree, on the performance of the Company’s partners, over which it has little or no control

•	The Company relies on third parties to conduct its nonclinical and clinical trials and perform other tasks for the Company. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, the Company may not be able to obtain regulatory approval for, or commercialize, our product candidates and its business could be substantially harmed

•	The Company currently relies on third-party suppliers and other third parties for production of its product candidates and the Company’s dependence on these third parties may impair the advancement of its research and development programs and the development of its product candidates

•	Certain of the drug substances and drug products for the Company’s product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply the Company with the drug substance or drug product, could materially and adversely affect the Company’s business

Risks related to the Company’s intellectual property

•	If the Company is unable to obtain and maintain sufficient intellectual property protection for its product or product candidates, or if the scope of its intellectual property protection is not sufficiently broad, the Company’s ability to commercialize its product and product candidates successfully and to compete effectively may be adversely affected

•	Changes in patent law could diminish the value of patents in general, thereby impairing the Company’s ability to protect its product candidates

•	The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties

•	The Company is dependent on third parties for the prosecution, protection, and enforcement of intellectual property rights relating to some of its products and product candidates

•	The Company depends on licenses for development and commercialization rights to its products, product candidates and technologies. Termination of these rights or the failure to comply with obligations under these or other agreements under which the Company obtains such rights could materially harm its business and prevent the Company from developing or commercializing its products and product candidates

•	If trademarks and trade names related to the Company’s products or product candidates are not adequately protected, then the Company may not be able to build name recognition in its markets of interest and its business may be adversely affected

•	If the Company is unable to protect the confidentiality of its proprietary information, the value of its technology and products could be adversely affected

•	Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements

•	Certain of the Company’s current and former employees and patents are subject to Finnish law and therefore may be eligible to receive compensation based on the Company’s future income related to intellectual property invented or coinvented by these employees

•	The Company’s internal computer systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs

Risks related to the Company’s business and industry

•	The Company’s relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If the Company is unable to comply, or has not fully complied, with such laws, it could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded health care programs, such as Medicare and Medicaid in the US, and the curtailment or restructuring of the Company’s operations

•	The Company may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage; and the Company’s product liability insurance may not cover all damages from such claims

•	Price controls may be imposed in certain markets, which may adversely affect the Company’s future profitability

•	The impact of recent health care reform legislation in the US and other changes in the health care industry and in health care spending on the Company is currently unknown, and may adversely affect its business model

•	The Company and its contract manufacturers and its suppliers could be subject to liabilities, fines, penalties or other sanctions under environmental, health and safety laws and regulations if the Company or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of the Company’s business

Risks related to employee matters and managing growth

•	If the Company fails to attract and keep senior management and key scientific personnel, the Company may be unable to successfully develop its products, conduct its clinical trials and commercialize its product candidates

•	The Company may encounter difficulties in managing its growth and expanding its operations successfully

•	The Company has broad discretion in the use of the net proceeds from the US public offering and may not use them effectively

•	The Company may lose its foreign private issuer status in the US in the future, which could result in significant additional cost and expense

•	If the Company fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its shares

Risks related to the Company’s shares

•	The market price of the Company’s shares may be highly volatile

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company’s business, the price of its shares and trading volume could decline

•	The Company does not currently intend to pay dividends on its securities and, consequently, an investor’s ability to achieve a return on their investment will depend on appreciation in the price of the Company’s shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Finnish law

•	The dual listing of the Company’s shares and ADS may adversely affect the liquidity and value of the shares and ADS

•	Future rights issues for sales of substantial amounts of shares may have an adverse effect on the market price of the shares

•	The investor’s right as a shareholder to participate in any pre-emptive subscription issues or to elect to receive dividends in shares may be limited, which may cause dilution to its holdings

Risks Related to Acorda Acquisition

•	There is no assurance that the completion of the Tender Offer will occur. The failure of the closing of the Acorda Acquisition to occur could have an adverse effect on the Company’s business and/or the value of its shares or ADS.

•	The Combination Agreement contains provisions that limit our ability to pursue alternative transactions to the Acorda Acquisition, which could discourage a potential acquirer of the Company from making an alternative transaction proposal and, in certain circumstances, could require the Company to pay a termination fee to Acorda.

•	While the Acorda Acquisition is pending, the Company is subject to restrictions on the conduct of its business that could prevent the Company from pursuing business opportunities that it would otherwise pursue.

•	The cash amount that shareholders and ADS holders will receive upon the completion of the Tender Offer is based on a fixed amount per share and per ADS, as applicable, and is subject to foreign currency exchange fluctuations. Therefore, the premium relating to our shares and ADSs may decrease at the moment of their being tendered in connection with the Tender Offer.

The Board of Directors proposal for appropriation of result

The Board of Directors proposes that no dividend for the financial year 2015 will be paid and that the loss of the parent company for the financial year of EUR 5.2 million (FAS) will be carried forward to shareholders’ equity.

The parent company has no distributable equity as of December 31, 2015.

Annual General Meeting 2016

Due to the announced tender offer by Acorda to purchase all of the issued and outstanding shares, American Depositary Shares, stock options, share units and warrants in Biotie the date of the Annual General Meeting of Biotie will change from the previously announced 20 April 2016. The Annual General Meeting will be held no later than 30 June 2016 at a date to be announced later at the end of the tender offer period. The notice of the Annual General Meeting will be delivered to shareholders no later than three weeks before the Annual General Meeting.

Outlook for 2016 and key upcoming milestones

Selincro® (nalmefene): Biotie anticipates that Lundbeck will continue to make sales of Selincro in European markets during 2016, albeit that following the announcement made by Lundbeck in August 2015 it may devote fewer resources to Selincro going forward. In addition to royalties, Biotie may also receive further milestone payments if the product reaches certain pre-determined sales.

Tozadenant (SYN115): The Phase 3 clinical study, which is expected to be the second pivotal study required for registration, will continue to recruit patients during 2016, with top-line data from the double-blind part of the study expected by the end of 2017. This will be followed by the open-label portion of the study and a separate open-label study. Additional studies required for a regulatory filing package will continue to be completed prior to regulatory submissions.

SYN120: The 80-patient Phase 2 study with SYN120 in Parkinson’s disease dementia (the SYNAPSE study), funded by MJFF, is being conducted by the Parkinson Study Group at approximately 12 specialist sites in the United States. Patient enrollment will continue and top-line results of the study are expected by the end of 2016.

BTT1023: The 41-patient investigator-sponsored Phase 2 study in primary sclerosing cholangitis (the BUTEO study) is being conducted in the UK and is supported by grant funding from the UK’s National Institute for Health Research. Patient recruitment will continue and it is expected that the requisite number of patients will have been treated by the end of 2016 to enable a pre-planned interim analysis in this two-stage study.

Financial: The Company expects to continue its investment in its development products in 2016 and will incur significant research and development expenses as the current studies progress. The Company has a strong level of liquid resources after the financing obtained in 2015 and this, together with further Selincro royalties, is expected to be sufficient for all the Company’s currently planned development activities; these liquid resources will decrease over time, as they are invested in the Company’s product development programs.

Strategic: The Company’s primary focus is to ensure that the Phase 3 clinical study for tozadenant is efficiently and effectively executed, with the top-line data expected by the end of 2017. SYN120 and BTT1023, funded largely by non-dilutive financing, are both expected to reach significant potential inflection points by the end of 2016.

Key events after the reporting period

After the reporting period on January 5, 2016, Biotie announced that the Board has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group’s employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group’s strategy, as well as the Group’s long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees. The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company. As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014.

After the reporting period on January 5 2016, the Company announced that the Board had resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company’s option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares was registered with the Finnish Trade Register on January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on January 19, 2016.On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

About Biotie

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Biotie’s shares are listed on NASDAQ Helsinki (BTH1V) and ADS on Nasdaq Stock Market LLC (BITI).

Group structure: The parent company of the group is Biotie Therapies Corp. The domicile of the company is Turku, Finland. The Company has two operative subsidiaries, Biotie Therapies Inc, located in South San Francisco, United States of America and Biotie Therapies AG, located in Zurich, Switzerland.

The Group also has two non-operational subsidiaries, Biotie Therapies GmbH located in Radebeul, Germany and Biotie Therapies International Ltd located in Finland.

Forward looking statements: This interim report may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Biotie’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Biotie’s product candidates, plans to pursue research and development of product candidates, the clinical utility of Biotie’s product candidates, the timing or likelihood of regulatory filings and approvals, Biotie’s intellectual property position, expectations regarding payments under Biotie’s collaborations and Biotie’s competitive position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Biotie’s Registration Statement on Form F-1 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Biotie does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Corporate Governance Statement

Biotie Therapies Corp. will publish its Corporate Governance Statement 2015 during the week commencing March 21, 2016 (week 12/2016). The statement will be published separately from the Board of Directors’ report and it will be available on Biotie’s website www.biotie.com.

Key figures of consolidated financial statements

Consolidated Company (€ in thousands)	IFRS 2015	IFRS 2014	IFRS 2013
For the year ended December 31	12 months	12 months	12 months
Business development
Revenue	3,736	14,901	27,712
Personnel on average	38	36	35
Personnel at the end of the period	37	38	37
Research and development costs	25,864	17,192	17,807
Capital expenditure	108	196	381
Profitability
Operating income (loss)	(29,296)	(36,090)	1,499
as percentage of revenue, %	(784.2)	(242.2)	5.4
Income (loss) before taxes	(28,323)	(35,165)	3,651
as percentage of revenue, %	(758.1)	(236.0)	13.2
Financial position
Liquid assets	79,044	32,393	43,678
Shareholders’ equity	105,720	52,623	80,336
Balance sheet total	143,702	88,331	119,998
Financial ratios
Return on equity, %	(35.8)	(52.9)	4.7
Return on capital employed, %	(28.2)	(39.5)	4.4
Equity ratio, %	74.6	61.0	69.1
Gearing, %	(55.2)	(22.2)	(28.6)
Per share data
Earnings (loss) per share (EPS), €	(0.04)	(0.08)	0.01
Earnings (loss) per share (EPS) diluted, €	(0.04)	(0.08)	0.01
Shareholders’ equity per share, €	0.12	0.12	0.18
Dividend per share, €	—	—	—
Payout ratio, %	—	—	—
Effecting dividend yield, %	—	—	—
P/E ratio	—	—	—
Per share data
On NASDAQ-OMX market in Helsinki
Lowest share price, €	0.14	0.18	0.26
Highest share price, €	0.26	0.36	0.46
Average share price, €	0.19	0.24	0.35
31.12. share price, €	0.16	0.19	0.28
Market capitalization, Meur	172.8	87.5	126.8
On NASDAQ market in the United States*
Lowest share price, $	12.43	n/a	n/a
Highest share price, $	25.39	n/a	n/a
Average share price, $	17.81	n/a	n/a
31.12. share price, $	14.35	n/a	n/a
Market capitalization, Musd	195.0	n/a	n/a

Trade of shares

On NASDAQ-OMX market in Helsinki

Number of shares traded	201,081,835	124,604,223	157,920,531
as percentage of all shares, %	18.5	27.3	34.9
On NASDAQ market in the United States*
Number of ADS traded	7,421,501	n/a	n/a
as percentage of all shares (after conversion factor), %	54.6	n/a	n/a
Number of shares during the period	766,843,179	455,958,187	452,710,738
Number of shares at end of the period	1,086,940,271	455,968,174	452,710,738
Number of shares during the period, fully diluted	888,925,834	455,958,187	458,834,492
Number of shares at end of the period fully diluted	1,308,985,001	455,968,174	458,834,492

*	All trading information in relation to shares listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market

FORMULAS FOR THE CALCULATION OF THE KEY FIGURES

Return on equity %

Income (loss) before taxes x 100

Shareholders’ equity

Return on capital employed %

Income (loss) before taxes + interest expenses and other financial expenses x 100

Balance sheet total – non-interest bearing liabilities

Equity ratio %

Shareholders’ equity x 100

Balance sheet total – advance received

Gearing %

Interest bearing liabilities – cash and cash equivalents x 100

Shareholders’ equity

Earnings (loss) per share (EPS)

Net income (loss) attributable to equity holders of the parent

Adjusted average number of outstanding shares during the period

Shareholders’ equity per share

Shareholders’ equity x 100

Adjusted average number of shares at the end of the period

Shares and shareholders

Investor relations

Investor relations are the responsibility of Timo Veromaa, President and CEO, tel. +358 2 274 8900 (timo.veromaa@biotie.com) and David Cook, CFO, tel. +358 2 274 8900 (david.cook@biotie.com).

Biotie’s website, www.biotie.com, offers accurate and up-to-date investor information: stock exchange and press releases, financial reports and other relevant information.

Requests for materials, attendance notifications to General Meetings and other inquiries can be addressed to Biotie through the website or by email to Virve Nurmi, Biotie’s Senior Manager of Investor Relations: virve.nurmi@biotie.com or by phone: +358 2 274 8911.

The Biotie share

Biotie shares are all of the same class and have equal rights. Each share entitles the holder to one vote at the general meeting of shareholders. All shares are freely transferable and are quoted on NASDAQ OMX Helsinki Ltd.

Ticker symbol	BTH1V
Date of first listing	October 31, 2002
Market Cap segment	Small Cap
Industry	Biotechnology (sector: Health Care)
ISIN code	FI0009011571
Share capital	EUR 279,218,058.55
Number of shares	1,086,940,271

Of these shares 108,686,288 were held by the company or its group companies (Biotie Therapies Corp. 106,088,336 and Biotie Therapies AG is 2,597,952)

The Biotie ADS

Each ADS represents 80 of the Company shares. All ADS are freely transferable and are quoted on NASDAQ in the United States.

Ticker symbol	BITI
Date of first listing	June 11, 2015
Market Cap segment	Global Select Market

Summary of trading information 2015

	Shares listed	ADS listed
	in Helsinki	in the United States*
Price at end of period	€0.16	$14.35
Highest price during period	€0.26	$25.39
Lowest price during period	€0.14	$12.43
Average price during period	€0.19	$17.81
Market capitalization at end of period	€172.8 million	$195.0 million
Trading volume during period	201,081,835 shares	7,421,501 ADS
Turnover during period	€38,038 thousand	$132,405 thousand

*	All trading information in relation to ADS listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market.

Nordea Bank Finland Plc has been engaged as liquidity providing agent for Biotie shares under a market making agreement concluded in September 2009.

Shareholders

The shares of the company are included in the book-entry securities system maintained by Euroclear Finland Ltd. On December 31, 2015, Biotie had 15,741 shareholders (2014: 16,049), while 762,236,152 shares were held by nominee-registered, representing 70.13% of the total number of shares.

Distribution of Shareholding on December 31, 2015

	Owners	Owners %	Number of book-entries	Votes %
1–5,000	11,635	73.92	18,068,640	1.66
5,001–100,000	3,920	24.90	75,393,170	6.94
100,001–1,000,000	163	1.04	41,655,841	3.83
1,000,001 –	23	0.14	947,972,141	87.22
	15,741	100.00	1,083,089,792	99.65
in special accounts			3,850,479	0.35
Total			1,086,940,271	100.00

	Owners	Nominee registered	%	Number of book-entries	%	Nominee registered	%	Votes	%
Corporations	463	—	2.94	128,610,281	11.83	—	0.00	128,610,281	11.83
Financial and insurance institutions	25	5	0.16	32,349,709	2.98	754,054,894	69.37	786,404,603	72.35
General goverment	2	—	0.01	35,674,336	3.28	—	0.00	35,674,336	3.28
Households	15,201	—	96.57	120,885,809	11.12	—	0.00	120,885,809	11.12
Non profit organizations	16	—	0.10	594,810	0.06	—	0.00	594,810	0.06
Foreign	34	3	0.22	2,738,695	0.25	8,181,258	0.75	10,392,587	0.96
	15,741	8	100.00	320,853,640	29.52	762,236,152	70.13	1,083,089,792	99.65
of which nominee registered		8				762,236,152	70.13	762,236,152	70.13
in special accounts				3,850,479	0.35			3,850,479	0.35
Total				1,086,940,271	100			1,086,940,271	100

Ten largest registered shareholders of Biotie on December 31, 2015

	Number of shares	%
Biotie Therapies Oyj*	106,088,336	9.76%
Ilmarinen Mutual Pension Insurance Company	27,132,271	2.50%
The Finnish National Fund for Research and Development Sitra	11,785,350	1.08%
Veritas Pension Insurance Company Ltd.	8,542,065	0.79%
Juha Jouhki and his controlled companies:
- Thominvest Oy (2,937,900)
- Dreadnought Finance (2,098,416)
- Juha Jouhki (1,501,356)	6,537,672	0.60%
OP-Finland Small Firms Fund	5,215,797	0.48%
OP-Delta Fund	5,095,352	0.47%
Harri Markkula and his controlled companies
-Harri Markkula (3,328,868)
-Tilator Oy (1,054,956)	4,383,824	0.40%
Erikoissijoitusrahasto Visio Allocator	2,600,000	0.24%
OP-Finland Value Fund	2,000,000	0.18%
Nominee registered shares total	762,236,152	70.13%
Others	145,323,452	13.37%
Number of shares, total	1,086,940,271	100.00%

The number of the Company’s shares held by the Company and its group companies is 108,686,288.

Other share and shareholders information

Available in Financial statements 2014, note
Convertible capital loans	21
Shares and options held by management	30
Option rights	20
Available Facilities	29
Board authorizations	24

CONSOLIDATED FINANCIAL STATEMENTS (IFRS)

Consolidated statements of comprehensive income

		For the year ended December 31,
(€ in thousands, except per share data)	Note	2015	2014
Revenue	3	3,736	14,901
Research and development expenses	4, 5, 6	(25,864)	(17,192)
Impairment of in-process R&D assets	11	—	(27,605)
General and administrative expenses	5, 6	(7,755)	(7,326)
Other operating income	7	587	1,132

Operating (loss) income		(29,296)	(36,090)
Interest income	8	22	—
Interest expenses	8	(673)	(687)
Other net financial income (expenses)	8	1,624	1,612

Income (loss) income before taxes		(28,323)	(35,165)
Income tax benefit	9, 25	—	—

Net (loss) income		(28,323)	(35,165)

Other comprehensive income (loss)
Items that will not be reclassified to profit and loss:
Remeasurements of post-employment benefit obligations	19, 22	—	(81)
Items that may be subsequently reclassified to profit and loss:
Currency translation differences	19	6,375	6,593

Total other comprehensive income (loss)		6,375	6,512

Total comprehensive (loss) income		(21,948)	(28,653)

Net (loss) income attributable to equity holders of the parent		(28,323)	(35,165)
Total comprehensive (loss) income attributable to equity holders of the parent		(21,948)	(28,653)
(Loss) earnings per share (EPS) basic & diluted, €	10	(0.04)	(0.08)

All activities relate to continuing operations.

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statements of financial position

		As on December 31,
(€ in thousands)	Note	2015	2014
ASSETS
Non-current assets
Intangible assets	11	52,572	47,356
Goodwill	11	6,462	5,799
Property, plant and equipment	12	564	653
Non-current prepayments	14	3,698	—
Other financial assets	15	345	324

Total non-current assets		63,641	54,132
Current assets
Accounts receivables and other receivables	16	1,017	1,806
Financial assets at fair value through profit or loss	17	32,282	24,941
Cash and cash equivalents	18	46,762	7,452

Total current assets		80,061	34,199
Total assets		143,702	88,331
EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	19	267,418	193,285
Reserve for invested unrestricted equity	19	5,417	5,378
Other reserves	19	15,404	9,029
Retained earnings		(182,519)	(155,069)

Total equity		105,720	52,623
Non-current liabilities
Non-current financial liabilities	21	20,690	20,690
Pension benefit obligation	22	—	670
Other non-current liabilities	23	10,302	9,671
Non-current deferred revenues	24	2,000	2,000

Total non-current liabilities		32,992	33,031
Current liabilities
Accounts payable and other current liabilities	26	4,990	2,677

Total current liabilities		4,990	2,677
Total liabilities		37,982	35,708
Total shareholders’ equity and liabilities		143,702	88,331

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in shareholders’ equity

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
			Reserve for
			invested			Share-
			un-			holders’
		Share	restricted	Other	Retained	equity
(€ in thousands)	Note	capital	equity	reserves	earnings	total
Balance on January 1, 2014		193,285	5,252	2,517	(120,688)	80,366
Net income for the period		—	—	—	(35,165)	(35,165)
Other comprehensive loss	19	—	—	6,512	—	6,512

Total comprehensive income (loss)		—	—	6,512	(35,165)	(28,653)
Share based compensation	20	—	—	—	784	784
Options and RSU exercised	20	—	126	—	—	126

		—	126	6,512	(34,381)	(27,743)

Balance on December 31, 2014		193,285	5,378	9,029	(155,069)	52,623

Net loss for the period		—	—	—	(28,323)	(28,323)
Other comprehensive income	19	—	—	6,375	—	6,375

Total comprehensive income (loss)		—	—	6,375	(28,323)	(21,948)
Share based compensation	20	—	—	—	873	873
Options and RSU exercised	20	—	39	—	—	39
Issuance of convertible notes and warrants	19	33,060	—	—	—	33,060
Transaction costs related to the issuance of convertible notes and warrants	19	(2,844)	—	—	—	(2,844)
Issuance of share capital	19	50,239	—	—	—	50,239
Transaction costs related to the issuance of share capital	19	(6,322)	—	—	—	(6,322)

		74,133	39	6,375	(27,450)	53,097

Balance on December 31, 2015		267,418	5,417	15,404	(182,519)	105,720

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statements of cash flows

		For the year ended December 31,
(€ in thousands)	Note	2015	2014
Cash flow from operating activities
Net (loss) income		(28,323)	(35,165)
Adjustments:
Non-cash impairment of in-process R&D assets	11	—	27,605
Other non-cash transactions	27	(320)	777
Interest income	8	(22)	—
Interest expenses	8	673	687
Other financial income/expenses, net	8	(1,624)	(1,612)
Income taxes	9	—	—
Change in working capital:
Change in accounts receivables and other receivables		789	(1,108)
Change in accounts payable and other liabilities		2,313	(3,479)
Change in deferred revenue		—	(1,770)
Change in non-current prepayments		(3,698)	—
Change in other financial assets		(21)	—
Interest paid		(27)	(27)
Interest received		—	—

Cash flow from (used in) operating activities		(30,260)	(14,092)
Cash flow from investing activities
Investments in financial assets at fair value through profit and loss	17	(41,662)	—
Proceeds from sale of financial assets at fair value through profit and loss	17	35,377	9,773
Proceeds from sale of investment property	13	—	1,350
Change in other financial assets	15	—	(53)
Investments in property, plant and equipment	12	(87)	(146)
Investments in intangible assets	11	(21)	(50)

Net cash from (used in) investing activities		(6,393)	10,874
Cash flow from financing activities
Proceeds from share issue and option exercise		39	126
Net proceeds from issue of convertible notes and warrants		30,216	—
Net proceeds from issue of share capital		43,917	—

Net cash from financing activities		74,172	126
Net decrease in cash and cash equivalents		37,519	(3,092)
Effect on changes in exchange rates on cash and cash equivalents		1,791	323
Cash and cash equivalents at the beginning of the period		7,452	10,221
Cash and cash equivalents at the end of the period	18	46,762	7,452

The accompanying notes form an integral part of the consolidated financial statements

Notes to the consolidated financial statements

1. General Information

Biotie Therapies Oyj (“Biotie” or the “Company”) is a biopharmaceutical company incorporated and domiciled in Finland, with its headquarters at Joukahaisenkatu 6, Turku, Finland, focused on products for neurodegenerative and psychiatric disorders. Biotie operates primarily in Finland and in the United States. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is transitioning into Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia and primary sclerosing cholangitis, a rare fibrotic disease of the liver. Biotie’s shares are listed on Nasdaq Helsinki under the ticker BTH1V and it has American Depositary Shares (“ADS”) listed on NASDAQ Stock Market LLC under the ticker BITI. As used in these consolidated financial statements, unless the context indicates otherwise, all references to “Biotie” or the “Company” or the “Group” refer to Biotie Therapies Oyj and all its consolidated subsidiaries. The financial statements were approved for issue by the Board of Directors on March 22, 2016.

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

The consolidated financial statements of Biotie have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRIC Interpretations, as issued by the International Accounting Standards Board (IASB) and as approved by the European Union.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and under the historical cost convention, except for financial assets at fair value through profit and loss. The Directors have considered the financial position of the Company, its cash position and forecast cash flows for the twelve month period from the date of signing these financial statements in its going concern consideration. They have also considered the Company’s business activities, the key policies for managing financial risks and the key factors affecting the likely development of the business in 2015. In the light of this review, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from them. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.24.

The Notes to the consolidated financial statements are presented in thousand euros, rounded to the nearest thousand, unless otherwise stated. As a result, rounding differences may exist.

2.2 Changes in accounting policy and disclosures

(a) New and amended IFRS standards and IFRIC interpretations adopted by the Company

The Company has adopted the following standards from January 1, 2015 onwards:

•	Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle

•	Defined benefit plans: employee contributions – Amendments to IAS 19

The adoption of the improvements or amendments to IAS19 did not have any impact on the current period or any prior period and is not likely to affect future periods.

(b) New and amended IFRS standards and IFRIC interpretations not yet adopted by the Company

The following standards have been issued, but are not effective until after December 31, 2015, and are considered relevant for the Company, The Company is currently assessing their potential impact on the accounting policies, financial position and performance of the Company.

•	IFRS 9, Financial instruments

•	IFRS15, Revenue from Contracts with Customers

i. IFRS 9, Financial Instruments

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains, but simplifies, the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (loss) and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option to present changes in fair value in other comprehensive income (loss) not recycling. There is a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income (loss) and for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required, but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is assessing the impact of IFRS 9 but does not expect it to be material when implemented; the Company has decided that it will not implement the new standard early.

ii. IFRS 15, Revenue from Contracts with Customers

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use of, and obtain the benefits from, the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15 but does not expect it to be material when implemented; the Company has decided that it will not implement the new standard early.

iii. IFRS 16, Leases

IFRS published the new Leasing standard IFRS 16 in January 2016. The standard will be effective from 2019 onwards. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use’ asset for virtually all lease contracts. The company is currently assessing the potential impact of IFRS16, but does not expect to be material when implemented; the Company has decided that it will not implement the new standard early

2.3 Consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The acquisition method of accounting is used to account for subsidiaries acquired through a business combination.

Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b) Business combinations

Business combinations are accounted for using the acquisition method. The acquisition cost is measured as the aggregate of the fair value of consideration transferred, measured at acquisition date, and the amount of any non-controlling interest in the acquiree. Acquisition costs incurred are expensed and included in general and administrative expenses.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euro, which is the parent company’s functional and the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within other net financial income (expenses), except when deferred in the cumulative translation account included in other comprehensive income as part of qualifying net investments. All other foreign exchange gains or losses are presented in the consolidated statement of comprehensive income (loss) within operating income.

(c) Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

•	Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

•	All resulting exchange differences are recognized in other comprehensive income (loss).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income (loss).

2.5 Notes to the statement of cash flows

The statement of cash flows has been prepared using the indirect method. The cash disclosed in the statement of cash flows comprises cash and cash equivalents, excluding restricted cash balances. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash flows denominated in foreign currencies have been translated at the average exchange rates. Exchange differences, if any, affecting cash items are shown separately in the statement of cash flows. Interest paid and received, dividends received and income tax are included in the cash flow from operating activities.

2.6 Segment reporting

Biotie operates in one reportable segment, which comprises the development of pharmaceutical products. The Chief Executive Officer is identified as the chief operating decision maker. The Chief Executive Officer reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.

In 2015, EUR 213 thousand (2014: EUR 7 978 thousand) of the total revenue was received from Belgium and EUR 3,523 thousand (2014: EUR 6,923 thousand) of the total revenue was received from Denmark. Non-current assets (other than financial instruments and deferred income tax assets) at December 31, 2015 by country were EUR 747 thousand (2014: EUR 2,652 thousand) in Finland, EUR 23,653 thousand (2014: EUR 19,142 thousand) in Switzerland and EUR 39,299 thousand (2014: EUR 28,054 thousand) in the United States.

2.7 Revenue recognition

The Company’s revenue arises from, collaboration and licensing agreements with pharmaceutical companies that may include a) licenses, b) development and approval milestone payments, c) development funding income, d) commercial milestone payments and e) royalties. For these agreements, the Company applies revenue recognition criteria to the separately identifiable components of a single transaction. The total arrangement consideration is allocated to separately identifiable components by reference to their fair values. Revenue is recognized when the amount can be measured reliably; when it is probable that future economic benefits will flow to the Company, when costs incurred in respect of the sale can be measured reliably; and, if applicable, when specific criteria have been met for each of the Company’s activities, in accordance with the principles described below. Costs under these types of arrangements are expensed as incurred and therefore the pattern of cost recognition may be different than revenue recognition.

(a) Licenses

Revenues incurred in connection with out-licensing of the Company’s patents and other intellectual property is recognized when the following criteria have been met.

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the patents and intellectual property; and

•	the Company does not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patent and intellectual property.

Where the above criteria are not met, up-front and option payments received in connection with product out-licensing activities are deferred and recognized over the period of the license term or the option period on a straight-line basis, even where such fees are non-refundable.

(b) Development and approval milestone payments

Revenue related to non-refundable fixed-fee development and approval milestone payments are recognized when a milestone has been achieved and the Company has no further performance obligations in respect of the milestone. In certain agreements, where the milestone payments are primarily paid to finance development costs for specific development activities, revenue is recognized as the lower of the non-refundable cash received under the agreement and that based on the percentage of completion method until the contingency is solved, which is measured on the efforts and costs incurred to date in relation to the total estimated costs to complete the contract. Any milestone payments that have been received but for which the earnings process has not been completed are accounted for as deferred revenue (a liability) on the statement of financial position.

(c) Development funding income

Development funding income is recognized once the development activities have been incurred and the Company has no further performance obligations.

(d) Commercial milestone payments

Commercial milestone payments are non-refundable and are due when sales by license partners have reached certain pre-agreed levels. The milestone payments are recognized in full when the Company can verify that the milestone has been reached, which is normally evidenced through partner acceptance in accordance with the license agreement terms.

(e) Royalties

Royalty revenue is recognized on an accrual basis in accordance with the relevant agreement.

2.8 Grants

The Company has received grants, from time to time, from government and certain charitable organizations, such as the Michael J. Fox Foundation, to support certain research projects. These grants are recognized as income and presented in other operating income when management has reasonable assurance that the Company will comply with the conditions attached to those grants and that such grants will be received. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is probable. Further, grants relating to costs are deferred and recognized in the consolidated statement of comprehensive income over the period necessary to match them with the costs they are intended to compensate and only to the extent that the cumulative accrued eligible costs at the time of recognition are less than the cumulative received grant to reflect any obligation to return any portion of the grant for which the related costs have not been incurred at the end of the grant period.

2.9 Property, plant and equipment

Property, plant and equipment comprises mainly machinery and technical equipment used in research and development and leasehold improvements. They are stated at historical cost less depreciation and any impairment loss. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated using the straight-line method to allocate each item’s acquisition cost or impaired amount to its residual value during its estimated useful life, as follows:

Asset group	Useful life
Machinery and technical equipment	3–12 years
Other equipment	3–8 years
Leasehold improvements	5 years

The residual value and the useful life of an asset are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on the disposals are determined by comparing proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive income within other operating income.

2.10 Investment property

Investment properties are land and buildings which are held to earn rental income or for capital appreciation or for both.

Investment properties are initially recorded at cost, including transaction costs, and after initial recognition stated at historical cost less depreciation (at straight-line) and any impairment losses.

The Company’s investment property was disposed of in 2014 and, accordingly, the Company no longer holds assets in this category.

2.11 Intangible assets

(a) Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is measured as the excess of the sum of consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized but is tested for impairment annually, or more frequently when there is an indication that goodwill may be impaired. For the purpose of impairment testing, goodwill is allocated to a cash-generating unit (CGU) or groups of CGUs expected to benefit from the synergies of the business combination giving rise to the goodwill. The company has determined that it only has one CGU as its material assets are used in the development of all the products and management regularly reviews all activities of the group as a single component and, as a result, goodwill is monitored at the operating segment level. If the recoverable amount, which is the higher of value in use and the fair value less cost of disposal, of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill to nil and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(b) Research and development expenses

Research expenditures are recognized as expenses as incurred. Costs include salaries and support costs, such as rent and leasing, which are directly attributable to the Company’s research and development programs. Costs incurred on development projects are recognized as intangible assets as of the date that it meets all the criteria for recognition, one of which is to establish that it is probable that future economic benefits that are attributable to the asset will flow to the Company. Given the current stage of the development of the Company’s products and product candidates, no internal development expenditures have yet been capitalized as management considers that the uncertainties inherent in developing pharmaceutical products prohibits the capitalization of internal development expense as an intangible asset until marketing approval has been received from the relevant regulatory agencies.

(c) Other intangible assets

Intangible assets include in-process research and development, production licenses, computer software and other intangible assets.

In-process research and development projects acquired in a business combination are capitalized at their fair values at the date of acquisition. They will be amortized from the date when marketing approval has been received from the relevant regulatory agencies. Prior to that, acquired in-process research and development projects are not amortized, but are subject to annual impairment testing, or more frequently when there is an indicator of impairment.

Production licenses, computer software and other intangible assets are capitalized on the basis of the costs incurred and amortized using straight-line depreciation over their estimated useful lives. The amortization periods are as follows:

Asset group	Useful life
Production licenses	17–20 years
Computer software	3–4 years

2.12 Impairment of non-financial assets

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that have an indefinite useful life, such as goodwill, or intangible assets not ready to use, such as in-process R&D assets, are not subject to amortization and are tested annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use. The Company’s impairment review methodology applied is based on the fair value less cost of disposal. The fair value of the asset is determined from the discounted future net cash flows expected to be derived from the asset or, in the case of goodwill, the CGU. The discounted future net cash flows of development assets are adjusted for the probability of future development success; the discount rate used reflects the time value of money and appropriate risk premiums for the asset. The fair value less cost of disposal is then compared to the carrying amount of the asset. An impairment charge is recognized in the consolidated statement of comprehensive income for the amount by which the asset’s carrying amount exceeds its fair value less cost of disposal. Intangible assets, other than goodwill, that have been previously impaired, are reviewed for possible reversal of the impairment at each subsequent reporting date; any such reversal would be recognized in the consolidated statement of comprehensive income in the period in which it was identified.

2.13 Financial assets

The Company classifies its financial assets in the following categories:

•	at fair value through profit or loss

•	loans and receivables

The classification depends on the purpose for which the financial assets were acquired and in which they were classified at initial recognition. The Company applies a consistent policy in recognizing an asset based on the trade date, which is the date that the Company commits to buy or sell the asset. Financial assets are initially recognized at fair value, transaction costs are included in the fair value unless the asset is recognized at fair value through profit or loss.

(a) Financial assets at fair value through profit and loss

Financial assets are classified as at fair value through profit and loss when they are either acquired for trading purposes or when the management designates them initially as at fair value through profit or loss. The Company’s financial assets in this category comprise investments in money market and investment funds that have been designated at fair value through profit and loss at initial recognition. Financial assets at fair value through profit and loss are measured and their performance is evaluated by management on a fair value basis. Realized and unrealized gains and losses arising from changes in their fair value are recognized in the consolidated statement of comprehensive income within other financial income (expense) in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market nor held by the Company for trading. Accounts receivable and other receivables are included in this category. These are initially measured at fair value plus transaction costs. Subsequent to initial recognition assets are carried at amortized cost using the effective interest method less any impairment. Interest income is recognized in the consolidated statement of comprehensive income within interest income.

(c) Impairment of loans and receivables

Accounts and other receivables are assessed for indicators of impairment at each reporting date. Receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated future cash flows of the receivables have been affected. Evidence of impairment may include indicators such as a debtor’s significant financial difficulty, default or delinquency in interest or principal payments, or the probability that it will enter bankruptcy.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

2.14 Leases

(a) Group companies as the lessee

Leases of tangible assets, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the finance charge and the reduction of the outstanding liability so as to achieve a constant rate on the finance balance outstanding. Lease obligations are included in current and non-current financial liabilities net of finance charges. The interest element of the payments is expensed. An asset recognized under a finance lease is depreciated over its useful life.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as other operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

(b) Group companies as the lessor

Leases in which the Company has not transferred substantially all the risks and rewards of ownership are classified as operating leases. Rental payments received are recorded in other operating income on a straight-line basis over the lease term.

2.15 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments with original maturities of less than three months.

2.16 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds of the share issue.

When a Group company purchases Parent Company’s shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, is included in the equity attributable to the Company’s equity holders.

Convertible notes and warrants are classified as equity transactions when they meet the definition of an equity investment (fixed-to-fixed, no core redemption obligation) and, accordingly, proceeds from the issuance net of attributable incremental costs are recorded as share capital. At the exercise of the warrants, the subscription price to be paid in cash for each warrant will be recoded as share capital.

Under the Finnish Companies Act the reserve for unrestricted equity includes the part of a subscription price of a share that is not credited to share capital as well as other equity inputs that are not to be credited to some other reserve. Exercise prices of the share options are included in the reserve for unrestricted equity.

2.18 Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. Financial liabilities are included in current and non-current liabilities based on their maturities. Borrowings are subsequently recognized at amortized cost, any difference between the proceeds, net of transaction costs, and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Compound financial instruments issued by the Group comprise convertible capital loans that can be converted to share capital at the option of the holder and the number of shares to be issued is fixed and does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry.

The fair value of the liability portion of the convertible capital loans was determined at inception using a market interest rate for the equivalent non-convertible loan. Based on the fair value calculation at the date of inception in 1999, there was no significant separate conversion option component in the convertible capital loan and as such the entire convertible loan has been classified as a financial liability. For loans from a government agency (such as Finnish Funding Agency for Technology and Innovation, Tekes) issued at below market rates and withdrawn post IAS 20 amendment (effective January 1, 2009), the Company separately accounts for the grant and liability components and records the benefit of the below market rate loan as grant income. The remaining liability is measured at amortized cost. Following the forgiveness of certain of the Tekes loans in 2013, the grant components, related to certain of such capital loans, have been fully utilized.

A financial liability, or a portion of a financial liability, is derecognized when it is extinguished i.e. when the obligation specified in the contract is discharged, cancelled or expires. For government loans that have been forgiven as a result of a separate event not part of the original terms and conditions, the forgiveness of the loan is treated as a gain on extinguishment and the resulting gain has been recorded through the consolidated statement of comprehensive income within other financial income (expense). Interest costs on interest-bearing liabilities are expensed as incurred using the effective interest method.

2.19 Income taxes

Income tax expense consists of current and deferred taxes. The income tax effects of items recognized in other comprehensive income (loss) or directly in equity are similarly recognized in other comprehensive income (loss) or equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted in the countries where the Group operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences arise primarily from in-process R&D intangible assets, R&D credits and deferrals, depreciation on property, plant and equipment and net operating tax loss carryforwards. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred taxes are determined using a tax rate enacted, or substantially enacted, as of the date of the balance sheet date in the respective countries. However, deferred taxes are not recognized if they arise from the initial recognition of goodwill, or in the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

2.20 Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares.

2.21 Employee benefits

The Company has both defined contribution and defined benefit plans.

(a) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity, which is not part of the Group. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Defined benefit plans

The Company had two closed schemes classified as defined benefit plans related to former German employees based on a defined amount of pension benefit that these former employees will receive at retirement. The Company’s liability to these plans ceased during 2015 and, as a result, the Company was relieved from the primary responsibility for the pension obligation. The cessation has been accounted for as a settlement through the consolidated statement of comprehensive income and resulted in a gain of €670 thousand.

Prior to the settlement event, the liability recognized in the consolidated statement of financial position in respect of these defined benefit pension plans was the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation has been calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation has been determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions have been charged or credited to equity in other comprehensive income (loss) in the period in which they arise. Past-service costs have been recognized immediately as an expense. As the Company’s remaining defined benefit obligations are closed schemes, the Company does not incur current service costs and the charge in the consolidated statement of comprehensive income comprises the interest cost which has been presented within personnel expenses.

2.22 Share-based compensation

The Company operates a number of equity-settled share-based compensation plans (share option rights and restricted share units “RSU”) plans under which it receives services from employees as consideration for equity instruments of the Company. Option rights and RSU have been measured at their fair values at the grant dates and the fair values are expensed on a straight-line basis over the vesting period, based on the Company’s estimate of shares that will eventually vest. The fair value is determined using the Black–Scholes option pricing model with market-based inputs.

At each reporting date, the Company revises its estimate of the number of equity instruments that are expected to vest. The impact of the revision of the original estimates, if any, is recognized in consolidated statement of comprehensive income with a corresponding adjustment to equity. When options are exercised and RSU subscribed for, generally the Company issues new shares from treasury shares. Option rights that are exercised and RSU subscribed for with an exercise price are recognized in the reserve for invested unrestricted equity.

2.23 Provisions and contingent liabilities

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in a provision due to passage of time is recognized in interest expenses.

2.24 Critical accounting estimates and judgments in applying the Company’s accounting policies

In the application of the Company’s accounting policies, which are described above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations (which are dealt with separately below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

(a) Revenue recognition

The Company’s revenue arises from collaboration and licensing agreements with pharmaceutical companies that may include licenses; development and approval milestone payments, development funding income, commercial milestone payments and royalties. These agreements which often require significant analysis and judgment by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period.

This analysis requires considerable estimates and judgments, including estimates of the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly. Revenue in the various accounting units containing elements is recognized when the criteria for revenue recognition regarding the elements of that accounting unit have been met according to their type and only to the extent of the consideration that is not contingent upon completion or performance of the remaining elements in the contract.

Revenues on licenses are recognized when, in the judgment of management, significant risks and rewards of ownership have been transferred to the buyer and where the Company does not retain either the continuing managerial involvement to the degree usually associated with ownership or effective control.

Non-refundable development, approval and commercial milestone payments are recognized when a milestone has been achieved and the Company has no further performance obligations. This is normally when the Company is informed by the partner that the milestone has been achieved. Any milestone payments that have been received but for which earnings process has not been completed are reported as deferred revenue (liability) in the statement of financial position. Any change in the estimated development period may lead to an adjustment of the recognition amount and time. In case the estimated development schedule was to be delayed, the annual income would lessen since the amount of the total revenue would be allocated over a longer period of time.

In certain agreements, where development milestones are primarily paid to finance development costs for specific development activities, revenue is recognized as the lower of the non-refundable cash received under the agreement and that based on the percentage of completion method. This is based on the efforts and costs incurred to date in relation to the total estimated costs to complete the contract. Any change in the estimated costs to complete could cause a change in the amount of revenue that should have been recognized to date. Refer to note 3 for details in revenue.

(b) Share-based payments

Option rights and share units have been measured at their fair value at the grant date and are recognized as an expense in the consolidated statement of comprehensive income over the vesting period. A Black-Scholes pricing model is used to value the option rights and share units that have been granted and critical judgments need to be exercised in determining the appropriate assumptions to include in the model, as well as to determine the most appropriate way of recognizing the compensation expense. The Company’s shares are listed on the Nasdaq OMX Helsinki Ltd., or the Finnish Stock Exchange and therefore, the market based inputs used to fair value the option rights and share units include company-specific historical share price and volatility information. The key assumptions in the model are detailed in note 20. The Group reviews and updates, as appropriate, each of the underlying assumptions at the date of the financial statements. The impact of any changes in the estimates or assumptions is recorded in the statement of comprehensive income.

(c) Impairment of intangible assets and goodwill

The Group has significant investments in intangible assets and goodwill, which are tested for impairment in accordance with the accounting policies above. The recoverable amounts of the assets have been determined based on fair value less cost of disposal. The determination of the fair values requires management to make a number of estimates and assumptions related to future expectations of success and to use discount rates and other inputs that are relevant to the specific assets. Should it be required to recognize impairments in the consolidated statement of comprehensive income as a result of the impairment testing, this could have a material effect on the Group’s results and financial position, although this would not have any impact on the Company’s cash or liquid assetss balances. Key assumptions regarding intangible assets and goodwill impairment testing, including the impairments recognized in 2014, are discussed in note 11.

(d) Research and development expenses

The stage of a particular development asset generally forms the basis for the decision whether costs incurred on research and development projects can be capitalized or not. In general, the Company’s view is that research and development expenses may not be capitalized until marketing approval has been received from the relevant regulatory agencies, as this is considered to be the first point at which it may be appropriate to conclude the future revenues can be generated. Expenses before that point are recognized as they are incurred in the consolidated statement of comprehensive income and when a project reaches that point, it is reviewed at each reporting period to assess whether in management’s judgment it meets the capitalization criteria.

As of each balance sheet date, the Company estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing the Company’s financial statements, the Company is required to estimate its accrued expenses, which are predominantly in respect of research and development activities. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf, estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or notified of the actual cost; in most cases, this is done by discussion with the vendors. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed. The Company makes estimates of its accrued expenses at each balance sheet date in its financial statements based on the facts and circumstances known to it at that date. Although the Company does not expect its estimates to be materially different from the amounts actually incurred, its understanding of the status and timing of services performed relative to actual status and timing may vary and could result in it reporting amounts that are too high or too low in a particular period. When the actual amounts are known, any difference is recognized in the consolidated statement of comprehensive income. Refer to note 4 for detail.

(e) Income taxes

The Company is subject to income taxes in Finland, the United States, Switzerland and Germany. Significant judgment is required in determining the use of net operating loss carry forwards and the taxation of up-front and milestone payments for income tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences may impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The companies in the Biotie group generally have a history of recent tax losses and the Group recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent the relevant fiscal entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profits will be available against which the unused tax losses or unused tax credits can by utilized by the fiscal entity. Management’s judgment is currently that sufficient convincing other evidence is not available and a deferred tax asset is, therefore, not recognized. Refer to notes 9 and 25 for detail on income taxes.

3. Revenue

	For the year ended December 31,
(€ in thousands)	2015	2014
Commercial milestone payments from Lundbeck license agreement	500	6,000
Royalties from Lundbeck license agreement	3,023	923
Phase 2 development milestones from UCB collaboration agreement	—	—
Phase 3 development milestones from UCB collaboration agreement	—	5,047
Phase 3 development funding income from UCB	213	2,931

Total	3,736	14,901

Lundbeck License Agreement

In 2007, the Company entered into a license agreement with Lundbeck to develop, manufacture and commercialize Selincro (nalmefene) for any purpose. Lundbeck is responsible for the manufacturing and commercialization of Selincro (nalmefene), as well as registration, maintenance and defense of all trademarks related to such products. Pursuant to the license agreement, Lundbeck agreed to make milestone payments to the Company upon the achievement of specified regulatory and commercial milestones as well as royalties on sales of Selincro (nalmefene).

UCB License and Collaboration Agreement and UCB Termination and Transition Agreement

As part of an acquisition in February 2011, the Company assumed a license and collaboration agreement with UCB to develop and commercialize tozadenant. Following a review of the tozadenant Phase 2 data in February 2013, UCB exercised an option and paid the Company a nonrefundable Phase 2 development milestone. Until the end of March 2014, UCB paid Phase 3 development milestones. In March 2014, UCB terminated the collaboration agreement and the Company and UCB entered into a termination and transition agreement pursuant to which UCB agreed to fund certain transitional activities; this funding ceased during 2015.

4. Research and development expenses

	For the year ended December 31,
(€ in thousands)	2015	2014
Outsourced services	(17,413)	(10,088)
Internal research and development expenses	(1,684)	(1,478)
Personnel costs	(6,582)	(5,456)
Depreciation and amortization	(185)	(170)

Total	(25,864)	(17,192)

5. Personnel costs

	For the year ended December 31,
(€ in thousands)	2015	2014
Salaries	(7,942)	(6,488)
Obligatory personnel expenses	(405)	(509)
Voluntary personnel expenses (including fringe benefits)	(1,473)	(914)
Pension expenses—contribution-based pension plans	(331)	(343)
Pension expenses/income—benefit-based pension plans	670	(20)
Share based compensation	(873)	(784)

Total	(10,354)	(9,058)

Personnel costs by operation
Research and development personnel costs	(6,582)	(5,456)
General and administrative personnel costs	(3,772)	(3,602)

Total	(10,354)	(9,058)

The average number of personnel in 2015 was 38 (2014: 36).

Share-based compensation disclosures are included in note 20 and management benefits in note 30.

6. Depreciation and amortization

	For the year ended December 31,
(€ in thousands)	2015	2014
Depreciation and amortization by type of asset
Intangible assets	(94)	(74)
Machinery and equipment	(199)	(183)
Investment property	—	(24)

Total	(293)	(281)

Depreciation and amortization by operation
Research and development	(185)	(170)
Administration	(98)	(111)

Total	(293)	(281)

7. Other operating income

	For the year ended December 31,
(€ in thousands)	2015	2014
Rent from investment property and office sublease	131	366
Net gain on sale of investment property, see note 13	—	433
Grant income	456	333

Total	587	1,132

Grant income has been recognized in respect of the grant from the Michael J. Fox Foundation in relation to the SYN120 Phase 2 study.

8. Financial income and expenses

	For the year ended December 31,
(€ in thousands)	2015	2014
Interest income
Interest income	22	—

Total	22	—

Interest expenses
Interest on Tekes loans	(505)	(519)
Interest on convertible capital loans	(168)	(168)

Total	(673)	(687)

Other net financial income (expenses)
Unrealized and realized gains from assets recorded at fair value in profit and loss	104	264
Net gains (losses) from foreign exchange	1,520	1,348

Total	1,624	1,612

9. Income tax benefit

	For the year ended December 31,
(€ in thousands)	2015	2014
Current income tax	—	—
Deferred income tax	—	—

Total	—	—

(Loss) income before tax	(28,323)	(35,165)
Tax benefit (charge) calculated at domestic tax rates applicable to (loss) income in the respective countries	9,233	11,881
Tax effects of:
Utilization of previously unrecognized tax losses	1	93
Tax losses for which no tax asset was recognized	(9,234)	(11,974)

Income tax benefit	—	—

10. (Loss) earnings per share

(A) Basic (loss) earnings per share

Basic (loss) earnings per share is calculated by dividing the net (loss) income attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	For the year ended December 31,
	2015	2014
Net (loss) income attributable to equity holders of the parent (€ in thousands)	(28,323)	(35,165)
Weighted average number of outstanding shares (thousands)	739,261	450,686
Basic (loss) earnings per share (€ per share)	(0.04)	(0.08)

(B) Diluted (loss) earnings per share

Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. The Company has four kinds of potentially dilutive instruments comprising stock options, restricted share units (RSU), convertible capital loan and warrants over its shares. For the year ended December 31, 2015, because there was a loss for the year the potential dilutive shares had an anti-dilutive effect (i.e. decrease loss per share) and are, therefore, excluded from the calculation of diluted earnings (loss) per share.

	For the year ended December 31,
	2015	2014
Net (loss) income attributable to equity holders of the parent (€ in thousands)	(28,323)	(35,165)
Interest expense on convertible debt (net of tax) (€ in thousands)	—	—

Net (loss) income used to determine diluted earnings (loss) per share (€ in thousands)	(28,323)	(35,165)

Weighted average number of outstanding shares (thousands)	739,261	450,686
Adjustments for:
Share options and RSU (thousands)	—	—
Assumed conversion of convertible capital loan (thousands)	—	—
Assumed exercise of warrants (thousands)	—	—
Weighted average number of outstanding shares for diluted (loss)earnings per share (thousands)	739,261	450,686

Diluted (loss) earnings per share (€ per share)	(0.04)	(0.08)

11. Intangible assets and goodwill

	In-			Other	Intangible
	process	Production		intangible	assets	Good-
(€ in thousands)	R&D	licenses	Software	assets	total	will	Total
Book value January 1, 2014	68,194	492	48	10	68,744	5,315	74,059
Additions	—	—	50	—	50	—	50
Impairment	—	(38)	(36)	—	(74)	—	(74)
Amortization	(27,605)	—	—	—	(27,605)	—	(27,605)
Translation differences	6,241	—	—	—	6,241	484	6,725

Book value December 31, 2014	46,830	454	62	10	47,356	5,799	53,155
On December 31, 2014
Acquisition cost	98,297	762	317	10	99,386	5,549	104,935
Accumulated amortization and impairment	(55,368)	(308)	(255)	—	(55,931)	—	(55,931)
Translation differences	3,901	—	—	—	3,901	250	4,151

Book value December 31, 2014	46,830	454	62	10	47,356	5,799	53,155

Book value January 1, 2015	46,830	454	62	10	47,356	5,799	53,155
Additions	—	—	21	—	21	—	21
Amortization	—	(38)	(46)	(10)	(94)	—	(94)
Translation differences	5,289	—	—	—	5,289	663	5,952

Book value December 31, 2015	52,119	416	37	—	52,572	6,462	59,034
On December 31, 2015
Acquisition cost	98,297	762	338	10	99,407	5,549	104,935
Accumulated amortization and impairment	(55,368)	(346)	(301)	(10)	(56,025)	—	(56,025)
Translation differences	9,190	—	—	—	9,190	913	10,103

Book value December 31, 2015	52,119	416	37	—	52,572	6,462	59,034

In-process R&D assets represent the fair value assigned to development projects that the Company acquired through business combinations, which at the time of the acquisition have not led to marketing approvals that are required for commercialization. Until December 31, 2014, in-process R&D (IPR&D) assets comprised the tozadenant (SYN115), SYN120 and nepicastat (SYN117) programs, which were acquired in the Synosia 2011 acquisition. Amounts capitalized as IPR&D are not amortized until marketing approval has been received from the relevant regulatory agencies. These assets are tested for impairment annually and whenever there is an indication that the asset may be impaired.

IPR&D and goodwill have been tested for impairment on December 31, 2015 and December 31, 2014, our annual testing date, by assessing their respective recoverable amounts to their carrying values. For the purpose of this analysis, fair value less costs of disposal was deemed to be the recoverable amount. The fair value less costs of disposal is determined from the discounted future net cash flows expected to be derived from the asset or, in the case of goodwill, the CGU utilizing market participant assumptions. The fair values represent a Level 3 fair value measurement category in the fair value hierarchy.

For IPR&D, the factors and assumptions used in the determination of the discounted future net cash flows expected to be derived from the asset are highly sensitive, as market prices for the individual assets are not available and depend on assumptions specific to the nature of the Group’s activities, including: the selected discount rates; the expected development costs; the probability of success of the clinical trials; the time to commercialization; the expected revenue that will be generated from the expected market size and market penetration; the expected treatment costs; the expected sales and marketing resources that will be required; the expected patent life; and the tax rates that will be applicable in any year.

Management projects cash flows for each development asset for three years beyond the end of the expected patent life and, therefore, does not include any terminal value. Due to the above factors, actual cash flows and values could vary significantly from forecasted cash flows and related recoverable amount derived using discounting techniques. The analyses concluded on December 31, 2015 and December 31, 2014, in respect of the in-process R&D assets, that:

•	Tozadenant (SYN115) was not subject to impairment at either balance sheet date.

•	The development pathway for SYN120 in 2013 was a Phase 2a study in Alzheimer’s disease for which the recoverable amount supported the carrying value as of December 31, 2013. Following the receipt of funding in July 2014 for a study in Parkinson’s disease dementia and the termination of the UCB license agreement with respect to tozadenant, management concluded as of December 31, 2014 that the Company could not immediately fund the Alzheimer’s disease study. Accordingly, the Company’s development efforts are currently targeted to the development pathway in Parkinson’s disease dementia. The December 31, 2014 impairment review was conducted in relation to the development for Parkinson’s disease dementia. This resulted in SYN120 being subject to an impairment charge of EUR 16,458 thousand as on December 31, 2014, which was recorded through the consolidated statement of comprehensive income as impairment of in-process R&D assets. The December 31, 2015 impairment review resulted in no change to the carrying value. As the asset has been written-down to its recoverable amount as on December 31, 2014, any changes in the assumptions could result in either a further impairment being recognized or, alternatively, in a reversal of the impairment charge. This could be the case if the Company’s development plans change, for example if the planned Alzheimer’s disease study could be funded, which could increase the fair value of the asset.

•	Nepicastat (SYN117) was concluded to have a recoverable amount of nil as of December 31, 2014, as a result of the receipt of negative top-line data in respect of a Phase 2a study. As a result, the IPR&D for nepicastat (SYN117) asset was fully impaired as at December 31, 2014 and a non-cash impairment charge of €11,147 thousand was recorded through the consolidated statement of comprehensive income as impairment of in-process R&D assets”. There has been no change during the year ended December 31, 2015.

For goodwill, the Company assesses the aggregate fair value of the business as a whole, as there is only one CGU. The fair value of the business as a whole is determined by projecting cash flows for the business through to three years beyond the expected longest patent life of its current products and, consequently, does not include a terminal value; these projections include a fair value for the Selincro license agreement, which has no carrying value in the consolidated statement of financial position because it was an internally generated asset. The analyses of the aggregate fair value of the business concluded that there was no impairment of goodwill at either December 31, 2015 or December 31, 2014.

The sensitivity analysis conducted for each asset and for goodwill in 2015 and 2014 indicated, as stated above, that only with respect to SYN120, any reasonably possible negative change in any of the key assumptions would cause further impairment as the asset has been written down to its fair value in 2014.

The discount rates used in the determination of the recoverable amount for IPR&D asset was 14.5% as on December 31, 2015 and December 31, 2014 and for goodwill 14.0-14.5% as on December 31, 2015 and December 31, 2014, respectively

All of the IPR&D assets that remain in development are subject to inherent risks and uncertainties in drug development and it is possible that additional non-cash impairment charges are recognized in the future.

12. Property, plant and equipment

(€ in thousands)
Book value on January 1, 2014	627
Additions	209
Depreciation	(183)

Book value December 31, 2014	653

On December 31, 2014
Acquisition cost	4,876
Accumulated depreciation	(4,223)

Book value December 31, 2014	653

Book value on January 1, 2015	653
Additions	88
Depreciation	(199)
Translation difference	22

Book value December 31, 2015	564

On December 31, 2015
Acquisition cost	4,964
Accumulated depreciation	(4,422)
Translation difference	22

Book value December 31, 2015	564

The table includes assets the Company has leased through finance leases, comprising of equipment used in research and development which is as follows:

	As on December 31,
(€ in thousands)	2015	2014
Acquisition cost – capitalized on the basis of finance lease	1,907	1,907
Accumulated depreciation	(1,708)	(1,649)

Book value December 31	199	258

Finance lease agreements are made for 2 to 3 years. Monthly lease payments are fixed, and include bargain purchase options which correspond approximately to one month’s lease payment. In 2015, no new finance leases were made.

13. Investment property

(€ in thousands)	2015	2014
Book value January 1	—	817
Additions	—	3
Depreciation	—	(24)
Disposals	—	(796)

On December 31	—	—

During 2014, the investment property was sold realizing a net gain after related costs of EUR 433 thousand (see note 7).

14.	Non-current prepayments

(€ in thousands)	2015	2014
Non-current prepayments	3,698	—

Total	3,698	—

The Company has made advances to a CRO (Contract Research Organization) in connection with the tozadenant Phase 3 trial in Parkinson’s disease. These advances cover various activities that are expected to take place near the completion of the project. The CRO will hold such advances in escrow until the activities are performed. The Company classifies these deposits as non-current assets as they are not expected to be utilized within the next 12 month period.

15. Other financial assets

Other financial assets comprise primarily restricted cash balances in escrow securing long-term operating lease commitments. Other financial assets amounted to EUR 345 thousand as on December 31, 2015 and EUR 324 thousand as on December 31, 2014.

16. Accounts receivables and other receivables

	As on December 31,
(€ in thousands)	2015	2014
Accounts receivable	483	1,270
VAT receivables	73	41
Other receivables	80	91
Prepaid expenses and accrued income	381	404

Total	1,017	1,806

Accounts receivables are classified as loans and receivables and, therefore, measured at amortized cost. The provision for impairment was nil on December 31, 2015 and December 31, 2014, respectively. The fair values of current accounts receivable and other receivables correspond to their carrying values due to their short maturities. Further, the carrying value represents the maximum credit risk exposure for the Company. As on December 31, 2015 and December 31, 2014 there were no past due or impaired account receivables.

17. Financial assets at fair value through profit or loss

	As on December 31,
(€ in thousands)	2015	2014
Short term	32,282	24,941

Total	32,282	24,941

Financial assets at fair value through profit and loss, consisting mainly of investments to money market funds, are measured at their fair value based on quoted bid prices at the reporting date. The fair values are based on fund manager reports and are classified either within Level 1 or Level 2 in the fair value hierarchy. For Level 1, the fair value measurement is directly obtained from an active market. For Level 2, the fair value measurement is based on observable quoted market information, although it is not directly obtained from an active market (Level 1). According to the Company’s investment policy, money market funds held in Europe must have a Morning Star rating of three stars or higher. Money market funds in the U.S. must be rated AAA by Moody’s or AAA by Standard & Poor’s.

18. Cash and cash equivalents

	As on December 31,
(€ in thousands)	2015	2014
Bank accounts	46,762	7,452

Total	46,762	7,452

There are no significant concentrations of credit risk as the cash balance is diversified with cash deposits in various financial institutions in the respective operating countries of the Company.

19. Shareholders’ equity

(A) Share capital

Movements in our shares outstanding, treasury shares and our total registered shares are as follows:

(Number of shares)	Outstanding shares	Treasury shares	Total registered shares
As on January 1, 2014	446,213,948	6 496 790	452,710,738

New shares issued at no consideration (treasury shares)	—	5,769,035	5,769,035
Cancellations of treasury shares	—	(2,511,599)	(2,511,599)
Share options and RSU exercised	4,482,067	(4,482,067)	—

As on December 31, 2014	450,696,015	5,272,159	455,968,174
As on January 1, 2015	450,696,015	5,272,159	455,968,174

New shares issued for convertible notes	220,400,001	—	220,400,001
New shares issued in US offering	304,483,760	—	304,483,760
New shares issued at no consideration (treasury shares)	—	106,088,336	106,088,336
Share options and RSU exercised	2,674,207	(2,674,207)	—

As on December 31, 2015	978,253,983	108,686,288	1,086,940,271

The Company’s total authorized number of ordinary shares is 1,086,940,271. All issued shares are fully paid. The shares have no par value. On 31 December 2015 the total number of shares held in treasury represented approximately 9.99% (2014: 1.2%) of the total registered shares. Treasury shares have been issued without consideration for the purpose of the Company’s share-based compensation plans.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes. Each convertible noted entitled the holder to convert such convertible note into one new share in the Company at a conversion price of €0.15 per share and there would be an automatic conversion into new shares in the Company upon completion of the US public offering. The subscribers of the convertible notes for each convertible note also received one warrant entitling the holder to subscribe for one new treasury share in the Company at a subscription price of €0.17.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADSs represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters’ over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

The total number of stock options and restricted stock units outstanding as at December 31, 2015 was 13,470,878, of which 2,027,620, are vested options under the Swiss plan and for which the Company holds an equivalent amount of treasury shares which it will use to settle these if they are exercised.

At December 31, 2015, the Company also had 220,400,001 warrants that were outstanding, following their issuance on May 28, 2015. The warrants entitle the holders to one share for each warrant at a subscription price of €0.17 per share and they may only be subscribed during a five year period beginning on the date five months after their issuance. The Company has authorization from the Annual General Meeting of the shareholders on May 26, 2015 to issue 220,400,001 shares to settle the warrants should they be exercised and on October 7, 2015 the Company issued 106,088,336 shares to itself using this authorization and will continue to hold them as treasury shares until such time as the warrants are exercised.

(B) Reserve for invested unrestricted equity

Under the Finnish Companies Act the reserve for unrestricted equity includes the part of a subscription price of a share that is not credited to share capital as well as other equity inputs that are not to be credited to some other reserve. Exercise prices of the share options are included in the reserve for unrestricted equity.

(C) Other reserves

Other reserves include the foreign currency translation reserve and a reserve for the remeasurements of the post- employment pension obligations recorded through other comprehensive income.

(€ in thousands)	2015	2014
Balance on January 1,	9,029	2,517
Change in foreign currency translation reserve	6,375	6,593
Re-measurement of post-employment benefit obligations	—	(81)

Balance on December 31,	15,404	9,029

20. Share based payments

(A) Stock Option Plan 2011 and Equity Incentive Plan 2011

The Stock Option Plan 2011, primarily for European employees, and the Equity Incentive Plan 2011, primarily for US employees, were approved at the Company’s 2011 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting and individual specified non-market performance targets during the year of grant.

i. Stock Option Plan 2011

The options are forfeited in case the employee leaves the Company before the options vest, unless the Board of Directors approves otherwise. After the beginning of the share subscription period, the vested options may be freely transferred or exercised. The fair value of the options was determined at the grant date by using the Black & Scholes option valuation model and expensed over the vesting period. Grant dates for the option plan may vary depending on the date when the company and employees agree to the key terms and conditions of the share-based payment arrangement. The maximum number of stock options that could be awarded under the plan was 7,401,000, in three equal tranches designated as 2011A, 2011B and 2011C.

Key characteristics and terms of the option plan are listed in the table below:

		Stock Option Plan 2011
	2011A	2011B	2011C
Maximum number of stock options	2,467,000	2,467,000	2,467,000
The number of shares subscribed by one option	1	1	1
Exercise price, €	0.01	0.01	0.01
Dividend adjustment	No	No	No
Beginning of subscription period, date	January 1, 2014	January 1, 2015	January 1, 2016
End of subscription period, date (expiration)	February 28, 2015	February 29, 2016	February 28, 2017
Vesting conditions	Service until beginning of the subscription period

The changes in the number of options in the plan during the years ended December 31, 2015 and 2014 is shown in the table below:

			2015			2014
Number of options	2011A	2011B	2011C	2011A	2011B	2011C
Outstanding at January 1	—	1,793,000	2,230,000	1,844,250	1,830,500	2,267,500
Granted	—	—	—	—	—	—
Forfeited	—	—	(272,500)	—	(37,500)	(37,500)
Exercised	—	(1,793,000)	—	(1,844,250)	—	—
Outstanding at December 31	—	—	1,957,500	—	1,793,000	2,230,000

All options were fair valued at grant date and recognized as an expense to personnel expenses included in research and development costs and general and administrative costs based on the employee’s function over the vesting period. The effect of stock option plans 2011A, 2011B and 2011C on the Company’s earnings 2015 (2014) was EUR 155 (472) thousand. The fair values of the stock options have been determined by using the Black–Scholes option valuation model. The most significant inputs used to estimate the fair value of the stock options granted during the year ended December 31, 2015 are as follows:

Determination of fair value		Granted 2013
Option plan	2011B	2011C
Share price at grant date	€0.42	€0.34
Subscription price	€0.01	€0.01
Volatility *	45.00%	45.00%
Maturity, years	3.01	3.87
Interest rate	0.37%	0.30%
Expected dividends	—	—
Valuation model	Black-Scholes	Black-Scholes
Option fair value, €	0.41	0.33
Effect on earnings 2013, € in thousands	38	192
Effect on earnings 2014, € in thousands	44	298
Effect on earnings 2015, € in thousands	—	155

*	Expected volatility was determined by calculating the historical volatility of the Company’s share using monthly observations over corresponding maturity.

ii. Equity Incentive Plan 2011

The Equity Incentive Plan 2011 includes three consecutive discretionary periods, calendar years 2011 (2011A), 2012 (2011B) and 2013 (2011C) in which the restricted share units may be granted. Each discretionary period is followed by an approximately two year vesting period, ending on January 5, 2014, January 5, 2015 and January 5, 2016, respectively after which the Company’s shares will be delivered to employees on the basis of the granted share units. Should an employee’s employment or service with the Company end before the end of a vesting period, the corresponding share units will be forfeited, unless the Board of Directors approves otherwise. Grant dates for the equity incentive plan may vary depending on the date when the company and employees agree to the key terms and conditions of the share-based payment arrangement. A maximum of 4,599,000 of our shares may be delivered under the plan, but there is no maximum that can be issued in any one year.

Key characteristics and terms of the plan are listed in the table below:

	2011A	2011B	2011C
The number of shares delivered for one share unit	1	1	1
Exercise price	€0	€0	€0
Dividend adjustment	No	No	No
Vesting date	January 5, 2014	January 5, 2015	January 5, 2016
Beginning of delivery of shares	January 6, 2014	January 6, 2015	January 6, 2016
End of delivery of shares *	February 28, 2014	February 28, 2015	February 29, 2016
Vesting conditions	Service until the vesting date

*	The end delivery of shares may be extended up to March 15 in the following year, should the employee holding the share units be in a period in which they are not able to trade shares.

The changes in the number of share units in the plan during the years ended December 31, 2015 and 2014 is shown in the table below:

			2015			2014
Number of share units	2011A	2011B	2011C	2011A	2011B	2011C
Number of share units on January 1	—	654,375	795,000	1,477,410	1,389,000	1,482,500
Granted	—	—	—	—	—	—
Forfeited	—	(654,375)	(155,000)	—	(734,625)	(687,500)
Delivered	—	—	—	(1,477,410)	—	—
Number of share units on December 31	—	—	640,000	—	654,375	795,000

The total effect of the Equity Incentive Plan 2011 on the Company’s 2015 (2014) earnings was EUR 53 thousand (credit of EUR 114 thousand). The fair value of the restricted share units was determined as the closing share price for Biotie share on the grant date. The fair value of the 2011A and 2011B grants was EUR 0.47 per share. The fair value for the 2011C grants was EUR 0.41 per share

(B) Swiss Option Plan

The Company’s Swiss subsidiary, Biotie Therapies AG, also has a stock option plan approved in 2008. Vesting of the options is related to continued service to the Company. The maximum contractual term of each option is ten years. The plan has been closed to new grants from February 1, 2011. An aggregate maximum of 14,912,155 shares in Biotie Therapies Corp. has been subscribed to under the plan and such shares have been issued to Biotie Therapies AG to be further conveyed to the option holders when they potentially exercise their option rights in accordance with the terms and conditions of the option rights. Grant dates for the option plan may vary depending on the date when the company and employees agree to the key terms and conditions of the share-based payment arrangement. The last day for the share subscriptions based on the option rights in the Swiss option plan is December 7, 2020.

The key characteristics and terms of the option plan are listed in the table below:

Swiss Option Plan
Maximum number of stock options	14,912,155
The number of shares subscribed by one option	1
Exercise price range	€0.08–0.37
Dividend adjustment	No

		2015		2014
		Weighted		Weighted
		average		average
Transactions during the	Number of	exercise price,	Number of	exercise price,
period – Swiss Option Plan	options	€	options	€
Outstanding on January 1,	2,824,772	0.26	5,295,754	0.28
Forfeited	(570,312)	0.38	(1,310,575)	0.35
Exercised	(226,832)	0.09	(1,160,407)	0.08
Outstanding on December 31,	2,027,628	0.30	2,824,772	0.26

On December 31, 2015 and December 31, 2014 there were no unvested options.

Share options outstanding on December 31, 2015 have the following expiry dates and exercise prices:

Grant date	Vesting date	Expiry date	Exercise price, €	Number of option rights
June 18, 2008	June 18, 2012	June 18, 2018	0.17	672,960
June 18, 2008	June 18, 2012	June 18, 2018	0.29	152,358
June 18, 2008	June 18, 2012	June 18, 2018	0.23	69,337
September 15, 2008	December 10, 2011	September 15, 2018	0.30	134,592
January 23, 2009	December 10, 2012	January 23, 2019	0.32	291,616
March 11, 2010	March 11, 2014	March 11, 2020	0.08	101,101
December 7, 2010	December 7, 2014	December 7, 2020	0.37	605,664

The total effect of the Swiss Option Plan on the Company’s 2015 (2014) earnings was EUR 0 thousand (credit of EUR 50 thousand).

(C) Stock Option Plan 2014 and Equity Incentive Plan 2014

The Stock Option Plan 2014, primarily for European employees, and the Equity Incentive Plan 2014, primarily for US employees, were approved at the Company’s 2014 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting for all awards and for the management awards, designated 2014M awards, there is an additional specified market performance requirement that determines the number of awards earned. After the reporting period, on January 5, 2016, the Company announced that no further awards would be made under these plans (see note 32).

i. Stock Option Plan 2014

The options are forfeited in case the employee leaves the Company before the options vest, unless the Board of Directors approves otherwise. After the beginning of the share subscription period, the vested options may freely be transferred or exercised. The fair value of the options was determined at the grant date by using the Black & Scholes option valuation model and expensed over the vesting period. Grant dates for the option plan may vary depending on the date when the company and employees agree to the key terms and conditions of the share-based payment arrangement. The maximum number of options that could be awarded under the plan is 10,337,500, of which 4,320,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting. The 2014M awards include an additional incentive (a market condition) for the senior management team to have a portion of their potential awards over the three year period ending December 31, 2016 based solely on the increase in the share price of the Company for the vesting period. The 2014M awards will not vest unless the Company’s share price growth during that three year period is greater than 35%; however, if the share price growth is greater than 35%, there will be an increasing return up to a maximum of three times the initial awards for a share price growth of at least 100% over the three year vesting period. The 2014M market condition has been incorporated into the Black-Scholes model, by determining the probability of the share price growth increase over the three year period based on historical share price movements.

Key characteristics and terms of the option plan are listed in the table below:

						Option Plan 2014
	2014A	2014B	2014C	2014D	2014E	2014F	2014M
Maximum number of stock options	468,125	1,404,375	518,125	1,554,375	518,125	1,554,375	4,320,000
The number of shares subscribed by one option	1	1	1	1	1	1	1
Exercise price, €	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Dividend adjustment	No	No	No	No	No	No	No
Beginning of subscription period	January 1, 2016	January 1, 2017	January 1, 2017	January 1, 2018	January 1, 2018	January 1, 2019	January 1, 2017
End of subscription period	February 28, 2017	February 28, 2018	February 28, 2018	February 28, 2019	February 28, 2019	February 29, 2020	February 28, 2018
Vesting conditions	Service condition until beginning of the subscription period			Market performance condition and a service condition until beginning of the subscription period for 2014M

The change in the number of options, or senior management option units in the case of the 2014M tranche, in the plan during the year ended December, 31 2015 are shown in the table below:

Number of options	2014A	2014B	2014C	2014D	2015 2014M	2014A	2014 2014B	2014M
Outstanding at January 1	458,750	1,376,250	—	—	1,440,000	—	—	—
Granted	—	—	389,250	1,167,750	—	468,125	1,404,375	1,440,000
Forfeited	(75,000)	(225,000)	—	—	—	(9,375)	(28,125)	—
Exercised	—	—	—	—	—	—	—	—
Outstanding at December 31	383,750	1,151,250	389,250	1,167,750	1,440,000	458,750	1,376,250	1,440,000

All options were fair valued at grant date and will be recognized as an expense to personnel expenses included in research and development costs and general and administrative costs based on the employee’s function over the vesting period. Stock options 2014A, 2014B, 2014C, 2014D and 2014M were still unvested on December 31, 2015 and their effect on the Company’s earnings 2015 was EUR 328 thousand (2014: €279 thousand). The fair values of the stock options have been determined by using the Black-Scholes option valuation model. The most significant inputs used to estimate the fair value of the stock options granted during the year ended December 31, 2015 are as follows:

Determination of fair value		Granted 2015			Granted 2014
Option plan	2014C	2014D	2014A	2014B	2014M
Share price at grant date	€0.20	€0.20	€0.31	€0.31	€0.31
Subscription price	€0.01	€0.01	€0.01	€0.01	€0.01
Volatility *	50.00%	50.00%	50.00%	50.00%	50.00%
Maturity, years	3	4	3.14	4.14	4.14
Interest rate	0.00%	0.00%	0.29%	0.43%	0.43%
Expected dividends	—	—	—	—	—
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes
Option fair value, €	0.19	0.19	0.30	0.30	0.15
Effect on earnings 2014, € in thousands	—	—	69	138	73
Effect on earnings 2015, € in thousands	36	71	46	102	73

*	Expected volatility was determined by calculating the historical volatility of the Company’s share using monthly observations over corresponding maturity.

ii. Equity Incentive Plan 2014

The Equity Incentive Plan 2014 includes three consecutive discretionary periods, calendar years 2014, 2015 and 2016 in which the restricted share units, or senior management units, may be granted. Each discretionary period is followed by a subscription period of approximately two years (for 2014A, 2014C and 2014E awards) or approximately three years (for 2014B, 2014D, 2014F and 2014M awards), ending on January 5, 2016, January 5, 2017, January 5, 2018 or January 5, 2019, after which the Company’s shares will be delivered to employees on the basis of the granted share units. Should an employee’s employment or service with the Company end before the end of a subscription period, the corresponding share units will be forfeited, unless the Board of Directors agree otherwise. A maximum of 14,002,500 of our shares may be delivered under the plans of which 2,520,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting, which is the same as that described in the Stock Option Plan 2014 above. Grant dates for the equity incentive plan may vary depending on the date when the company and employees agree to the key terms and conditions of the share-based payment arrangement. There is no maximum number of share units that can be awarded in any one year, but all the 2014M awards must have been awarded in 2014.

Key characteristics and terms of the Equity Incentive Plan 2014 are listed in the table below:

	2014A	2014B	2011C	2014D	2014E	2014F	2014M
The number of shares delivered for one restricted share unit	1	1	1	1	1	1	1
Exercise price, USD equivalent of	€0.01	€0.01	€0.01	€0.01	€0.01	€0.01	€0.01
Dividend adjustment	No	No	No	No	No	No	No
Vesting date	January 5, 2016	January 5, 2017	January 5, 2017	January 5, 2018	January 5, 2018	January 5, 2019	January 5, 2017
Beginning of delivery of shares	January 6, 2016	January 6, 2017	January 6, 2017	January 6, 2018	January 6, 2018	January 6, 2019	January 6, 2017
End of delivery of shares	February 29, 2016	February 28, 2017	February 28, 2017	February 28, 2018	February 28, 2018	February 28, 2019	February 28, 2017
Vesting conditions	Service condition until the vesting date			Market performance condition and a service condition until beginning of the subscription period for 2014M

The change in the number of share units, or senior management share units in the case of the 2014M tranche, in the plan during the year ended December, 31 2015 are shown in the table below:

	2014A	2014B	2014C	2014D	2014M	2014A	2014B	2014M
Number of share units on January 1	409,687	1,229,063	—	—	840,000	—	—	—
Granted	—	—	549,063	1,647,187	—	622,812	1,868,438	840,000
Forfeited	(39,375)	(129,375)	(48,125)	(144,375)	—	(213,125)	(639,375)	—
Exercised	—	—	—	—	—	—	—	—
Number of share units on December 31	370.312	1,099,688	500,938	1,502,812	840,000	409,687	1,229,063	840,000

The total effect of the Equity Incentive Plan 2014 on the Company’s 2015 earnings was an expense of €336 thousand (2014: €197 thousand). The fair value of the restricted share units was determined as the closing share price of the Company’s shares on the grant date. The fair value of the 2014A, 2014B was EUR 0.30 per share for the 2014M grants the fair value was EUR 0.15 per share and for the 2014C and 2014D €0.19 per share.

21. Non-current financial liabilities

	Carrying amount as on December 31,
(€ in thousands)	2015	2014
Non-convertible capital loans from Tekes	16,318	16,318
Long-term R&D loans from Tekes	2,690	2,690
Convertible capital loan	1,682	1,682

Total	20,690	20,690

Fair values of the loans are determined by discounting estimated future cash flows of the loans using appropriate spot interest rates at the reporting date. The discount rate considers the specific features of each loan (as described below), and estimated margin for the Company’s own credit risk. Future cash flows are based on the Company’s best estimate on the timing of the repayment of the loan principal and payment of related capitalized interests. Given that the inputs to the valuation technique rely on unobservable market data, fair value measures of the loans are classified in Level 3 in the fair value hierarchy.

After considering the relevant inputs as described above, the Company has determined that it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and convertible loans, i.e. similar government grant loans the Group already has. As the financing cost and other terms of such loans would be largely identical to the Company’s current loans, there would be no difference in the nominal amount of the loans the Group would receive, if it refinanced its existing loan package.

Capital loans and R&D loans (excluding the capitalized interest) are due as follows:

		As on December 31,
(€ in thousands)	2015	2014
Under 1 year	—	—
1–5 years	2,152	1,614
Over 5 years	18,538	19,076

Total	20,690	20,690

EUR 18,000 thousand of the capital loans are due for repayment in less than one year. Nonetheless, the repayment of capital loans and accrued interest is governed by a restrictive condition, according to which the capital plus the accrued interest must only be returned if the restricted equity of the parent company, including the equity of the consolidated subsidiaries, for the last financial period is fully covered. Interest on the non-convertible capital loans shall be paid only if the parent company, including the equity of the consolidated subsidiaries, has sufficient funds for profit distribution as per the adopted balance sheet for the most recently ended fiscal year. The loans shall also accrue interest in fiscal years in which retained earnings are not sufficient for distributions to equity holders. All capital loans are therefore classified as long-term debt.

(A) Non-convertible capital loans from Tekes

As on December 31, 2015, non-convertible capital loans granted by Tekes comprised a total of 14 non-convertible capital loans, comprising an aggregate amount of EUR 16,318 thousand following the forgiveness of two loans (carrying value EUR 1,088 thousand) in 2013. The majority of the remaining loans were drawn prior to 2009 and the maturities range from 8 to 10 years from draw down. The interest rate per annum for these loans is the base rate set by the Ministry of Finance minus one (1) percentage point, subject to a minimum rate of 3%. As the base rate has been lower than the minimum of 3%, the interest rate for these loans has been 3% for both periods presented. Further, these loans and accumulated accrued interest are not repayable until the Company’s restricted equity on a consolidated basis is fully covered. Restricted equity of the Company represents share capital and as of December 31, 2015 (the last financial period) totaled €267,418 thousand. Distributable funds totaled a debit of €161,698 thousand as of December 31, 2015 (for the last financial period) and are not greater than zero. Therefore, restricted equity is not considered to be fully covered as defined under the Finnish Companies Act. Since the Company has not had distributable funds since the drawdown of these loans, interest recorded through the financial expenses is accrued and presented under other non-current liabilities in the statement of financial position as the Company does not expect it will have distributable funds in the foreseeable future. The accumulated interest on non-convertible capital loans amounts to EUR 6,524 thousand as on December 31, 2014 (EUR 6,034 thousand as on December 31, 2014).

(B) R&d loans from Tekes

As on December 31, 2015, the Company had EUR 2,690 thousand of R&D loans granted by Tekes. R&D loans amounting to EUR 1,714 thousand were extinguished in 2013 following the Tekes’ decision to forgive such loans. R&D loans are granted to a defined product development project and cover a contractually defined portion of the projects’ R&D expenses. The interest rate for these loans is the base rate set by the Ministry of Finance minus three (3) percentage points, subject to a minimum rate of 1%. Repayment of these loans shall be initiated after 5 years, thereafter loan principals shall be paid back in equal installments over a 5 year period. More information on repayment schedule is provided in the note 28.

(C) Convertible capital loans

As on December 31, 2015, the Company had a convertible capital loan that was issued originally in 1999 to certain shareholders and venture capital organizations in the aggregate amount of EUR 1,682 thousand. The original subscription period for a total of up to 828,000 shares of the Company began on June 1, 2000, and ended on December 31, 2005. The interest rate is 10% per annum. The repayment of capital loans and its interest is governed by a restrictive condition, according to which the capital may only be returned if the restricted equity of the parent company, including the consolidated subsidiaries, for the last financial period sufficient to payback the loans. Interest on the convertible capital loans shall be paid only if the parent company, including the consolidated subsidiaries, has sufficient funds for profit distribution as of the most recently ended fiscal year. The loans shall also yield interest from the fiscal years in which the financial statements do not present sufficient funds available for profit distribution. The convertible capital loans can also be converted into shares of the Company under the terms of the agreement. The accumulated interest on the convertible capital loan amounts to EUR 3,547 thousand as on December 31, 2015 (EUR 3,379 thousand as on December 31, 2014).

22. Pension benefit obligations

At December 31, 2014 pension benefit obligations were recognized for certain former employees in Biotie Therapies GmbH under two separate closed defined pension benefit schemes. During the year ended December 31, 2015, the obligation was transferred out of the Company and, consequently, at December 31, 2015 there is no further pension benefit obligation. The calculations are based on the Heubeck Mortality Charts RT 2005G. As the schemes are closed schemes in nature, there is no current service cost and accordingly, the income statement charge comprises interest expenses and past service costs, if applicable, and is presented under research and development or general and administrative expenses, as applicable. The gain of €670 thousand resulting from the settlement of the obligation during the year ended December 31, 2015 is shown in research and development expenses.

(A) Principal actuarial assumptions for calculation of pension benefit obligations:

The principle assumptions used at October 31, 2015 were a discount rate of 2.25%, future pension increases of 1.8% and a rate of fluctuation of employees of 0.0%, at December 31, 2014 the assumptions were a discount rate of 2.2%, future pension increases of 1.8% and a rate of fluctuation of employees of 2.0% and at December 31, 2013 the assumptions were a discount rate of 3.5%, future pension increases of 2.0% and a rate of fluctuation of employees of 2.0%.

(B) Liabilities in the statement of financial position:

	As on December 31,
(€ in thousands)	2015	2014
Present value of unfunded pension obligations; equal to net liability in the statement of financial position	—	670

(C) Personnel expenses recognized in the consolidated statement of comprehensive income from defined benefit obligations:

	For the year ended December 31,
(€ in thousands)	2015	2014
Interest expenses	—	20

Total defined benefit pension expenses	—	20

Remeasurements recognized in other comprehensive income	—	(81)

(D) Changes in the present value of the defined pension obligation:

(€ in thousands)	2015	2014
Opening defined pension obligation January 1	670	569
Interest expenses	—	20
Actuarial losses (gains)	(670)	81

Defined pension obligation December 31	—	670

23. Other non-current liabilities

	As on December 31,
(€ in thousands)	2015	2014
Accrued accumulated interest	10,096	9,438
Deferred rent	143	140
Financial lease	63	93

Total	10,302	9,671

Accumulated accrued interest comprises accrued interest from Tekes loans and convertible capital loan.

Interest on the Tekes loans and convertible capita loan shall not be paid until there are sufficient cumulative distributable funds in the consolidated financial statements for the most recently ended fiscal year. The carrying values of other non-current liabilities are reasonable approximations of their fair values.

24. Deferred revenues

The non-current deferred revenues comprises of up-front license fees of EUR 2,000 thousand as on December 31, 2015 and 2014, under the Lundbeck license agreement, which will be recorded as revenue when the product receives the related marketing authorization. Management cannot estimate the exact timing for the recognition of the Lundbeck fee as revenues due to uncertainties in the marketing approval process, which is outside the Company’s control.

25. Deferred taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The deferred tax assets have been recognized to the extent of existing deferred tax liabilities (i.e. a net zero deferred tax position). Temporary differences comprise primarily in process R&D intangible assets, R&D credits and deferrals, depreciation on property, plant and equipment and net operating loss carryforwards.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

(€ in thousands)	On January 1	Credited (charged) to the statement of comprehensive income	Currency translation differences	On December 31
Deferred tax assets 2014
Tax loss carry-forwards	22,103	(9,650)	2,054	14,507

Total deferred tax assets	22,103	(9,650)	2,054	14,507

Deferred tax liabilities 2014
In-process R&D	22,103	(9,650)	2,054	14,507

Total deferred tax liabilities	22,103	(9,650)	2,054	14,507

Net deferred tax assets (liabilities)	—	—	—	—

(€ in thousands)	On January 1	Credited (charged) to the statement of comprehensive income	Currency translation differences	On December 31
Deferred tax assets 2015
Tax loss carry-forwards	14,507	—	1,653	16,160

Total deferred tax assets	14,507	—	1,653	16,160

Deferred tax liabilities 2015
In-process R&D	14,507	—	1,653	16,160

Total deferred tax liabilities	14,507	—	1,653	16,160

Net deferred tax assets (liabilities)	—	—	—	—

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit is probable. The Company recognized deferred income tax assets of EUR 16,160 thousand (2014: EUR 14,507 thousand) to the extent of appropriately offsetting deferred tax liabilities. The remainder of EUR 39,039 thousand (2014: EUR 28,236 thousand) in respect of the total losses amounting to EUR 152,157 thousand (2014: EUR 120,583 thousand) and temporary differences of EUR 81,706 thousand (2014: EUR 73,632 thousand) were not recognized as it was not certain that they would be realized due to the history of operating losses.

Biotie’s tax loss carryforwards on December 31, 2015 expire as follows as:

Years of expiration	Tax loss carryforwards € in thousands
2016-17	17,482
2018-19	15,111
2020-21	11,320
2022-23	13,914
2024-25	2,512
After 2026	82,433
Tax loss carryforwards without expiration date *	9,385

Total	152,157

*	Consists of the tax loss carryforwards of the German subsidiary.

26. Accounts payable and other current liabilities

	As on December 31,
(€ in thousands)	2015	2014
Accounts payable	1,377	1,048
Payroll related accruals	431	441
Accrued expenses	3,182	1,188

Total	4,990	2,677

27. Other non-cash transactions adjustments to cash flow from operating activities

	For the year ended December 31,
(€ in thousands)	2015	2014
Depreciation and amortization	293	281
Share-based compensation	873	784
(Gain) on disposal of investment property	—	(554)
Translation differences	(770)	(19)
Settlement of pension liability	(670)	—
Other adjustments	(46)	285

Non-cash adjustments to cash flow from operating activities	(320)	777

28. Financial risk management

The operations of the Company and its subsidiaries expose them to financial risks. The main risk that the Group is exposed to is liquidity risk, with capital management being another important area given the Group’s financing structure. The Company’s risk management principles focus on the unpredictability of the financial markets and aims at minimizing any undesired impacts on the Group’s financial result. The Board of Directors defines the general risk management principles and approves operational guidelines concerning specific areas including but not limited to liquidity risk, foreign exchange risk, interest rate risk, credit risk, the use of derivatives and investment of the Company’s liquid assets. During the reporting periods, the Company or its subsidiaries have not entered into any derivative contracts.

(A) Capital management and liquidity risks

The Company’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern. Capital is the equity and the capital loans and R&D loans, as reported in the Company’s consolidated statement of financial position (refer to notes 19 and 21).

Significant financial resources are required to advance the drug development programs into commercialized pharmaceutical products. The Company relies on its ability to fund the operations of the Company through three major sources of financing – collaboration and licensing agreements, research and development grants and loans and equity or debt financing.

Entering into commercialization, collaboration and licensing agreements with larger pharmaceutical companies entitles the Company and its subsidiaries to receive up-front and follow-on milestones related to agreed regulatory or commercial points, as well as royalty payments from these partners. Activities in the area of business development are targeted at securing such agreements. Consideration of these activities is part of the management’s duties and is monitored by the Board of Directors, which ultimately decides on entering into such agreements.

The Company relies on different sources of research and development grants and loans. These funds, which are provided through regional, national or EU level institutions or industry or therapeutic area related bodies have been historically available to the Company. The Group strictly complies with all rules and legal obligations pertaining to these funding programs and is in regular contact with the funding agencies providing these. Availability of such funds in the future cannot be guaranteed and thus this poses a potential risk to the income situation of the Company in the future.

Funding of the Group’s operations is possible based on equity or debt financing. While such equity financing has been available in the past (the last such financing was a EUR 83.3 million share issue in June 2015 through the issue of convertible notes and a US public offering), there can be no assurance that sufficient funds can be secured in order to permit the Company to carry out its planned activities. Current capital market conditions are very volatile. The financial market situation and the repercussions to the overall investor’s sentiment may pose a severe risk of not being able to secure additional financing in the future. During 2015, the Company also issued 220,400,001 warrants which are exercisable until November 2020 at an agreed exercise price of 40.17 and could raise up to €37.5 million; however, the exercise of the warrants is at the discretion of the warrant holders. In addition, management is in constant dialogue with financial investors, investment banks, debt providers and other market participants.

There can be no assurance that sufficient financing can be secured in order to permit the Company to carry out its planned activities. To protect the continuity of the Company’s operations, sufficient liquidity and capital has to be maintained. The Company aims to have funds to finance at least one year’s operations at all times. The Company can influence the amount of capital by adapting its cost basis according to the financing available. Management monitors liquidity on the basis of the amount of funds. These are reported to the Board on a monthly basis.

The Company’s Board of Directors approves the operational plans and budget. The Board follows up the implementation of these plans and the financial status of the Company on a monthly basis.

The Company has low risk securities (money market and investment funds) and bank accounts which are as follows:

	As on December 31,
(€ in thousands)	2015	2014
Money market and investment funds	32,282	24,941
Bank accounts	46,762	7,452

Total	79,044	32,393

As on December 31, 2015, the contractual maturity of loans and interests was as follows:

(€ in thousands)	2016	2017	2018	2019- thereafter	Total
Capital loans
Repayment of loans	—	—	—	18,000	18,000
Interest expenses	—	—	—	10,096	10,096
R&D loans
Repayment of loans	—	538	538	1,614	2,690
Interest expenses	27	22	16	16	81

Total	27	560	554	29,726	30,867

As on December 31, 2015, the Company also had accounts payables EUR 1,377 thousand and other current liabilities EUR 3,613 thousand due within one year (see note 26).

As on December 31, 2014, the contractual maturity of loans and interest was as follows:

(€ in thousands)	2015	2016	2017	2018- thereafter	Total
Capital loans
Repayment of loans	—	—	—	18,000	18,000
Interest expenses	—	—	—	9,438	9,438
R&D loans
Repayment of loans	—	—	538	2,152	2,690
Interest expenses	27	27	22	32	108

Total	27	27	560	29,622	30,236

As on December 31, 2014, the Company also had accounts payables EUR 1,048 thousand and other current liabilities EUR 1,629 thousand due within one year (see note 26).

(B) Market risk

i. Foreign exchange risk

The Company operates internationally but is mainly exposed to translation risk in respect of US dollar and Swiss Franc from its investments in foreign operations. Further, the Company has granted an inter-company borrowing (amount of EUR 83,887 thousand as on December 31, 2015) to its US subsidiary that qualifies for part of the net investment and exchange differences that are deferred to the cumulative translation account which is a component of other comprehensive income (loss). The Company seeks to hold its liquid assets in the currencies in which it expects expenditure to be made, but it may also need to consider transfer of balances between currencies as appropriate to manage the currency in which income is received and expenses are incurred. The Company’s policy is not to hedge translation risk, which is not considered a significant risk. The Company or its subsidiaries are not exposed to significant transaction risk, as the group companies mainly operate in their functional currencies. As of December 31, 2015, the Company had cash and cash equivalents of EUR 44,744 thousand in US dollar, EUR 41 thousand in Swiss Franc, EUR 334 thousand in Pound Sterling and money market and investment funds of EUR 23,877 thousand in US dollar.

ii. Interest rate risk

The Company’s interest rate risk arises from borrowings from Tekes and private investors. Borrowings carry fixed interest rates and hence do not expose the Company to variable interest rate risk. The Company’s loans from Tekes are mainly tied to the base rate defined by the Finnish Ministry of Finance, which is reset rarely, with a floor at 3% for the non-convertible capital loans and 1% for the research and development loans. During the periods presented, the interest rate level has been below the floor, so the Company has accrued for the floor interest of 3% or 1% respectively on the loans. Hence an increase in base rates would not have any material impact on the Group’s profit or loss. Further, accumulated accrued interest is not payable until the Company is profitable, and its restricted equity is fully covered. Surplus cash is invested in short term money market and investment funds and they also expose the Company mainly to fair value interest rate risk. Due to the current low interest rate level, the low risk profile of the funds and the interest not being immediately payable, the interest rate exposure is considered insignificant.

(C) Credit and counterparty risk

Deposit and security receivables from the banks expose the Company to credit risk. The Company prefers to work with partners with good credit ratings. Management monitors the sufficiency of the liquid assets and exposure to credit risk regularly. The Company currently derives a significant proportion of its collaborative income from a small group of partners. This risk of concentration of creditors is partly mitigated by the fact that the Company’s collaboration partners are typically large and internationally reputable pharmaceutical companies which are financially solid. These collaborations are governed by contractual relationships that typically address and describe remedies for situations in which interests of The Company and the partner are no longer in line. In addition, the Company aims to collaborate on different development programs with as many partners as possible in order to spread the risk of creditor concentration.

Banks used by the Company for its deposits are among Europe’s most reputable financial institutions. The Company invests liquid assets in low risk securities with high ratings and interest bearing bank accounts.

29. Commitments and contingent liabilities

	As on December 31,
Operating lease commitments (€ in thousands)	2015	2014
Due within a year	866	843
Due in 1–5 years	1,331	1,937
Due later than 5 years	—	—

Total operating lease commitments	2,197	2,780

Operating lease commitments comprise rent commitments for leasehold properties and lease commitments for motor vehicles, machines and equipment with leases of 3 to 5 years. The Group’s operating leases are non-cancellable and they do not include redemption or extension options.

On December 31, 2015, Biotie had outstanding contractual payment obligations (contractual commitments), primarily for contract research work services related to ongoing clinical development programs, totaling EUR 529 thousand (December31, 2014: EUR 232 thousand).

The Company has entered into various license agreements that contingently trigger one-off payments upon achievement of certain milestones, the payment of royalties and certain other payments. Because the achievement and timing of these payments are uncertain, our future commitments under these agreements have not yet been recognized.

30. Transactions with related parties

(A) Key management compensation

The Group’s 2015 management team consists of Timo Veromaa (President and CEO), David Cook (Chief Financial Officer), Stephen Bandak (Chief Medical Officer) and Mehdi Paborji (Chief Operating Officer). The compensation paid or payable for key management for employee services is shown below:

	For the year ended December 31,
(€ in thousands)	2015	2014
Salaries and other short-term employee benefits	2,445	1,995
Post-employment benefits (payments to defined contribution plans)	-40	79
Share-based payments	489	540

Total	2,974	2,614

(B) Stock options awarded to management

Management was awarded 720,000 share options and 480,000 share units during 2015, (720,000 share options, 1,440,000 senior management option units, 420,000 share units and 840,000 senior management share units during 2014) . At the end of the fiscal year, the number of outstanding options and share units granted to management amounted to 4,019,568 options, 1,440,000 senior management option units, 1,250,000 share units and 840,000 senior management share units (at the end of year 2014: 4,099,568 options, 1,440,000 senior management option units, 1,070,000 share units and 840,000 senior management share units. The senior management option units and senior management share units under the are subject to a multiplier that is dependent on the growth in the Company’s share price over the three year period ending December 31, 2016 and may result in a minimum of nil options and nil share units up to a maximum of 4,320,000 options and 2,520,000 share units being awarded to senior management at the end of the period.

(C) Compensation of the President and CEO

	For the year ended December 31,
(€ in thousands)	2015	2014
Salary and other short-term employee benefits	587	527
Post-employment benefits (payments to defined contribution plans)	—	42
Share-based payments	213	271

Total	800	840

The President and CEO’s (Timo Veromaa) contract may be terminated by the Company with a six month notice period and by the President and CEO with a three month notice period. If the Company terminates the contract with the President and CEO, the President and CEO is, in addition to his salary during the notice period, entitled to a severance pay corresponding to 12 months of salary.

(D) Compensation of the members of the Board of Directors

	For the year ended December 31,
(€ in thousands)	2015	2014
William Burns	60	54
Merja Karhapää	44	42
Bernd Kastler	51	44
Guido Magni	42	42
Ismail Kola	40	39
Don Bailey*	27	—
Mahendra Shah*	23	—
Peter Fellner**	—	12

Total	287	233

*	Board member from May 29, 2015
**	Board member until April 3, 2014

(E) Convertible note financing and warrants

During 2015, Stephen Bandak (Chief Medical Officer) and Don Bailey (Director), through The Bailey 1995 Family Trust of which is a trustee, subscribed for 3,333,333 and 3,055,556 convertible notes, respectively, at €0.15 each and these converted into the same number of shares on completion of the US public offering. They were also granted 3,333,333 and 3,055,556 warrants, respectively; each warrant entitles the holder to one share at a subscription price of €0.17 per share and they may only be subscribed for during a five year period.

31. Investments in subsidiaries

The Group had the following subsidiaries as on December 31, 2014, which have been included in the consolidation:

Subsidiaries	Domicile	Nature of business	Share of ownership %
Biotie Therapies AG	Switzerland	Operative (Drug development)	100
Biotie Therapies Inc	USA	Operative (Drug development)	100
Biotie Therapies GmbH	Germany	Non-operative	100
Biotie Therapies International Ltd	Finland	Non-operative	100

32. Auditors’ fees

	For the year ended December 31,
(€ in thousands)	2015	2014
Statutory audit	(250)	(48)
Audit related services	(666)	(450)
Tax services	(19)	(3)

Total	(935)	(501)

33. Events after the reporting date

After the reporting period on January 5, 2016, Biotie announced that the Board has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group’s employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group’s strategy, as well as the Group’s long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees. The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company. As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014.

After the reporting period on January 5 2016, the Company announced that the Board had resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company’s option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares was registered with the Finnish Trade Register on January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on January 19, 2016.

On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

PARENT COMPANY FINANCIAL STATEMENTS (FAS)

Parent company income statements

(€ in thousands, except per share data)	Note	2015	2014
Revenue	2	4,295	7,278

Gross profit		4,295	7,278
Research and development expenses		(2,993)	(3,315)
General and administrative expenses		(5,405)	(4,241)

Operating (loss)		(4,103)	(278)
Financial income and expenses	6	(1,111)	5,368

(Loss)/profit before extraordinary items, appropriations and taxes		(5,214)	5,090
Taxes		—	—

Net (loss) income		(5,214)	5,090

Parent company balance sheets

(€ in thousands)	Note	2015	2014
ASSETS
Non-current assets
Intangible assets	7	22	50
Tangible assets	7	53	50
Investments	8	54,162	54,162
Non-current receivables	10	47	47
Receivables from group companies	11	83,887	36,044

		138,171	90,353
Current assets
Current receivables	11	852	368
Receivables from group companies	9	772	355
Securities	12	8,000	19,000
Cash in hand and at banks	12	46,228	5,581

		55,852	25,304
Total assets		194,023	115,657
EQUITY AND LIABILITIES
Shareholders’ equity	13
Share capital		279,218	195,919
Reserve for invested unrestricted equity		1,216	1,198
Retained earnings		(105,020)	(110,110)
Net income (loss)		(5,214)	5,090

		170,200	92,097
Liabilities
Non-current liabilities
Capital loans	15	18,000	18,000
Other long-term liabilities	15	2,866	2,866

		20,866	20,866
Current liabilities
Accounts payable and other current liabilities	17	1,353	1,270
Liabilities to group companies	18	1,604	1,424

		2,957	2,694
Subtotal liabilities		23,823	23,560
Equity and liabilities total		194,023	115,657

Parent company cash flow statement

(€ in thousands)	Note	2015	2014
Cash flow from operating activities
Operating profit		(4,103)	(278)
Depreciation	5	48	25
Change in working capital		(738)	51
Financial income and expenses	6	(21)	(27)

		(4,814)	(229)
Cash flow from investing activities
Securities		11,295	—
Capital expenditure	7	(23)	(39)

		11,272	(39)
Cash flow before financing activities		6,458	(268)
Cash flow from financing activities
Share issue		83,299	—
Share issue cost		(9,166)	—
Loans to subsidiaries		(41,659)	—
Loans from subsidiaries		100	1,200

		32,574	1,200
Increase (+) or decrease (–) in cash and cash equivalents		39,032	932
Effect on changes in exchange rates on cash and cash equivalents		1,615	—
Cash and cash equivalents at the beginning of the period		5,581	4,649
Cash and cash equivalents at the end of the period		46,228	5,581

Notes to the parent company financial statements

All figures in the notes to the financial statements have been rounded to thousand Euros, unless otherwise stated which may result in immaterial rounding differences.

1. Accounting principles

Biotie Therapies Corporation’s financial statements have been prepared in accordance with Finnish legislation (Finnish Accounting Standards, FAS), which in all material respects is based on the provisions of EU Directives 4 and 7 concerning treaty of companies’ annual and consolidated accounts.

A) Research and development expenses

Research and development costs are charged as expenses during the year in which they occur.

B) Fixed assets

Fixed assets have been recorded in the balance sheet at their direct acquisition cost, and depreciated according to plan. Depreciation is based on estimated useful life of various assets as follows:

Assets	Useful life in years	Depreciation method
Machinery and equipment	4	Straight-line depreciation
Software	4	Straight-line depreciation
Patents	10	Straight-line depreciation
Merger goodwill	3	Straight-line depreciation

Software and equipment used exclusively for R&D purposes is fully depreciated during the year they are acquired in accordance with the Act on Taxation of Business Income.

C) Leasing

Leasing payments are charged to rental expense. The company has no significant financial leasing. Leasing commitments are disclosed in the notes to the financial statements.

D) Mandatory provisions

Mandatory provisions in the balance sheet are defined as commitments related to the current or prior fiscal years which on timing of the obligation. The estimated provisions are based on information available on the balance sheet date.

E) Pension expenses

A pension plan to the benefit of the company’s employees has been arranged with an external insurance company. Pension costs are included in personnel expenses.

F) Foreign currency

Receivables and liabilities in foreign currencies have been valued to Euro at the average rate quoted by the European Central Bank at the balance sheet date.

G) Revenue recognition

Revenue of the company consists of upfront, royalty and milestone payments agreed in collaboration agreements. The revenues are mainly recognized directly as income. However; part of received upfront payments are recognized against costs occurred.

H) Capital loans

Capital loans are reported in long-term liabilities according to the Companies Act of 2006.

2. Revenue

	2015	2014
Revenue received from other group companies	772	355
Lundbeck license agreement	3,523	6,923

Total	4,295	7,278

3. Personnel expenses

	2015	2014
Wages and salaries	(2,365)	(2,011)
Pension expenses	(406)	(234)
Other personnel expenses	(159)	(266)

Total	(2,930)	(2,511)

Salary to Managing Director and remuneration of Board members	(799)	(760)
Average number of personnel employed throughout the year	12	12
Personnel at the end of period	12	12

4. Auditors’ fees

	2015	2014
Statutory audit	(250)	(48)
Audit related services	(665)	(450)
Tax services	—	(3)

Total	(915)	(501)

5. Depreciation

	2015	2014
Intangible assets	(28)	—
Machinery and equipment, non R&D	(20)	(25)

Total	(48)	(25)

6. Financial income and expenses

	2015	2014
Interest income	2,093	1,153
Interest expense	(17)	(30)
Other financial income	5,979	4,245
Share issue costs	(9,166)	—

Total	(1,111)	5,368

7. Intangible and tangible assets

	Other long-term assets	Intangible assets	Intangible assets R&D	Machinery and equipment	Machinery and equipment R&D	Merger goodwill	Total
Historical costs on January 1, 2015	1,098	3,185	25	942	384	1,431	7,065
Capital expenditure on January 1 - December 31, 2015	—	—	—	23	—	—	23
Historical costs on December 31, 2015	1,098	3,185	25	965	384	1,431	7,088
Accumulated depreciation	(1,098)	(3,135)	(25)	(892)	(384)	(1,431)	(6,965)
Total before financial year depreciation	—	50	—	73	—	—	123
Depreciation during the financial year	—	(28)	—	(20)	—	—	(48)

Net book value of assets on December 31, 2015	—	22	—	53	—	—	75

8. Group companies

Ownership in subsidiaries book values	2015	2014
Biotie Therapies International Oy, Turku Finland	100%	100%
Biotie Therapies GmbH, Radebeul Germany	100%	100%
Biotie Therapies AG, Zurich Switzerland	100%	100%
Biotie Therapies Inc, South San Francisco USA	100%	100%

Book values	2015	2014
Biotie Therapies International Oy, Turku Finland	9	9
Biotie Therapies GmbH, Radebeul Germany	578	578
Biotie Therapies AG, Zurich Switzerland	28,402	28,402
Biotie Therapies Inc, South San Francisco USA	25,173	25,173

Total	54,162	54,162

9. Receivables from group companies

	2015	2014
Accounts receivables from group companies	772	355
Loan receivable from subsidiary*	83,887	36,044

Total	84,659	36,399

*	Loan receivable in US dollars from Biotie Therapies Inc

10. Non-current receivables

	2015	2014
Rent deposit	47	47

Total	47	47

11. Current receivables

	2015	2014
Accounts receivables	483	—
VAT receivables	67	39
Other receivables	80	90
Prepaid expenses and accrued income	223	239

Total	853	368

12. Securities and bank deposits

	2015	2014
Money market and investment funds	8,000	19,000
Bank accounts	46,228	5,581

Total	54,228	24,581

The company’s liquid assets were placed into bank accounts and money market funds.

13. Shareholders’ Equity

A) Changes in shareholders’ equity

	2015	2014
Share capital at the beginning of the period	195,919	195,919
Share issue	83,299	—

Share capital at the end of the period	279,218	195,919
Share issue	83,299	—
Reserve for invested unrestricted equity at the beginning of the period	1,198	1,180
Share subscription pursuant to option plans	18	18

Reserve for invested unrestricted equity at the end of the period	1,216	1,198
Retained earnings	(105,020)	(110,110)
Net loss (income)	(5,214)	5,090
Shareholders’ equity	170,200	92,097
Distributable funds at the end of the period	(109,018)	(103,822)

B) CHANGES IN NUMBER OF SHARES AND SHARE CAPITAL

Measure	Par value (EUR)	Sub-scription price (EUR)	Number of shares before	Number of shares after	Change in share capital (EUR)	New share capital (EUR)	Registered 1)
Foundation	1.68	1.68	—	20,000	33,638	33,638	11.5.98
New issue	1.68	67.28	20,000	25,500	9,250	42,888	6.5.99
New issue	1.68	84.10	25,500	27,100	2,691	45,579	8.10.99
Split 1:10	0.17	—	27,100	271,000	—	45,579	12.6.00
Share subscription with option rights	0.17	5.60	271,000	320,600	8,342	53,921	15.8.00
Merger compensation	0.17	0.17	320,600	686,755	61,583	115,504	21.2.01
New issue	0.17	100.00	686,755	761,755	12,614	128,118	29.5.01

Share subscription with option rights	0.17	0.17	761,755	762,375	104		128,222	29.5.01
New issue	0.17	101.00	762,375	801,978	6,661		134,883	10.1.02
Bonus issue	0.18	—	801,978	801,978	9,473		144,356	3.6.02
Split 1:9	0.02	—	801,978	7,217,802	—		144,356	3.6.02
Share subscription through exercise of option rights	0.02	0.02	7,217,802	7,648,722	8,618		152,974	3.6.02
Conversion of interest debt	0.02	5.60	7,648,722	7,704,072	1,107		154,082	8.10.02
New issue, Institutional Offering	0.02	5.60	7,704,072	10,401,922	53,957		208,038	8.10.02
Consolidation of BioTie	0.02	2.38	10,401,922	17,033,722	132,636		340,675	31.10.02
Consolidation of Carbion	0.02	2.38	17,033,722	17,459,559	8,517		349,191	31.10.02
Share subscription through exercise of option rights	0.02	0.02	17,459,559	17,474,559	300		349,491	30.4.03
New issue	0.02	0.40	17,474,559	43,686,397	524,237		873,728	26.6.03
Share subscription through exercise of option rights	0.02	0.02	43,686,397	43,850,497	3,282		877,010	6.2.04
Share subscription through exercise of option rights	0.02	0.35	43,850,497	43,889,233	775		877,785	8.9.04
Share subscription through exercise of option rights	0.02	0.02	43,889,233	43,907,436	364		878,149	29.12.04
Share subscription through exercise of option rights	0.02	0.02	43,907,436	43,909,296	37		878,186	23.2.05
New issue	0.02	0.75	43,909,296	51,279,416	147,402		1,025,588	17.6.05
New issue	0.02	0.75	51,279,416	52,675,221	27,916		1,053,504	28.6.05
New issue, Institutional Offering		0.51	52,675,221	78,165,418	13,000,000		14,053,505	1.12.06
New issue		0.51	78,165,418	89,530,660	5,796,273		19,849,778	27.12.06
Share subscription pursuant to convertible capital loan		1.87	89,530,660	89,800,660	*	)	19,849,778	2.4.07
Share subscription through exercise of option rights*		0.60	89,800,660	90,031,860	*	)	19,849,778	30.4.07
Share subscription pursuant to convertible capital loan		1.87	90,031,860	90,211,860	*	)	19,849,778	11.5.07
New share issue		0.45	90,211,860	144,320,560	24,440,900		44,290,678	17.11.08
New share issue		0.50	144,320,560	158,752,560	7,216,000		51,506,678	14.12.09
Directed issue of treasure shares		0.44	158,752,560	158,752,560	50,000		51,556,678	12.10.10
Share issue to the company itself without consideration			158,752,560	176,003,931	—		51,556,678	26.10.10
Directed offer of treasure shares		0.37	176,003,931	176,003,931	500,000		52,056,678	3.12.10
Direct issue of treasury shares		0.33	176,003,931	176,003,931	500,000		52,556,678	12.1.11
Direct issue of new shares		0.535	176,003,931	337,452,302	86,374,878		138,931,556	3.2.11
Share issue to the company itself without consideration			337,452,302	352,365,457	—		138,931,556	3.2.11
Direct issue of treasury shares		0.54	352,364,457	352,364,457	7,963,425		146,894,981	18.3.11
Direct issue of new shares		0.54	352,364,457	387,594,457	19,024,200		165,919,181	18.3.11
Direct issue of new shares		0.43	387,594,457	434,106,087	20,000,001		185,919,182	7.9.12
Direct issue of new shares		0.54	434,106,087	452,710,738	10,000,000		195,919,182	7.9.12
Share issue to company itself without consideration			452,710,738	456,032,398	—		195,919,182	3.1.14

Share issue to company itself without consideration		456,032,398	458,479,773	—	195,919,182	23.12.14
Cancellation of shares		458,479,773	455,968,174	—	195,919,182	23.12.14
Directed share issue for the purpose of the U.S. offering	0.165 (rounded)	455,968,174	756,881,614	49,649,784	245,568,967	16.6.15
Conversion of convertible notes into new shares	0.15	756,881,614	977,281,615	33,060,000	278,628,967	16.6.15
Directed share issue for the over-allotment option of the U.S. offering	0.165 (rounded)	977,281,615	980,851,935	589,092	279,218,059	16.6.15
Share issue to company itself without consideration		980,851,935	1,086,940,271	—	279,218,059	8.10.15

1)	Date refers to date of registration in the Trade Register maintained by the National Board of Patents and Registration.
*)	The exercise price paid will be recorded in the reserve for invested unrestricted equity.

14. Options

The Company’s employees may be granted options under the equity incentive schemes Stock Option Plan 2011 and Stock Option Plan 2014. The details of these plans and other equity incentive schemes of the Company are described in detail in footnote 19 to the Consolidated financial statements and in the Report by the Board of Directors.

15. Long-term liabilities

	2015	2014
Non-convertible capital loans from Tekes	16,318	16,318
Convertible capital loans	1,682	1,682
R&D loans from Tekes	2,690	2,690
Interest on capital loans	176	176

Total	20,866	20,866

A) Non-convertible capital loans from Tekes

The Finnish Funding Agency for Technology and Innovation (Tekes) has granted a total of 18 non-convertible capital loans to the company, comprising an aggregate amount of EUR 19,663 thousand. The total amount has been drawn down by the company at the end of the year 2008. The total loan periods are set from 8 to 10 years from draw down. The interest rate for these loans is the base rate set by the Ministry of Finance minus 1%, however, at least 3%. Repayment of these loans shall be initiated after 4 or 5 years, thereafter loan principals shall be paid back in equal instalments over the remaining loan period. In 2011 Tekes forgave two of the capital loans with interests and in 2013 also two capital loans with interest and the company has now a total of 14 non-convertible capital loans, comprising an aggregate amount of EUR 16,318 thousand.

The repayment of capital loans and accrued interest is governed by a restrictive condition, according to which the capital must only be returned if the restricted equity of the parent company and the group for the last financial period is fully covered. Interest on the non-convertible capital loans shall be paid only if the parent company and the group have sufficient funds for profit distribution as per the adopted balance sheet for the most recently ended fiscal year. The loans shall also yield interest from the fiscal years in which the financial statements to be adopted do not present funds available for profit distribution. No interest payments on capital loans were made so far, however these are recorded as expenses in the financial statement and as increase of long-term liabilities in the balance sheet until the end of the year 2001. The accumulated interest on non-convertible capital loans amounts to EUR 6,524 thousand.

B) Convertible capital loans

The company has received convertible capital loans in the aggregate amount of EUR 1,682 thousand. The original subscription period for a total of up to 828,000 shares of the company began on June 1, 2000, and ended on December 31, 2005, or provided that the loan capital will not be paid by then, until the loan capital has been paid or converted into shares of the company. The interest rate is 10% pa. The repayment of capital loans and its interest is governed by a restrictive condition in the agreements, according to which the capital must only be returned if the restricted equity of the parent company and the group for the last financial period is fully covered. Interest on the convertible capital loans shall be paid only if the parent company and the group have sufficient funds for profit distribution as per the adopted balance sheet for the most recently ended fiscal year. The loans shall also yield interest from the fiscal years in which the financial statements to be adopted do not present funds available for profit distribution. Accumulated interest on convertible bonds amount to EUR 3,547 thousand and are not recorded in the financial statements. The convertible capital loans can also be converted into shares of the company under the terms of the agreement.

	2015	2014
Accumulated interest on capital loans, not recorded as expense	9,920	9,262
Accumulated interest on capital loans, recorded as expense	176	176

Total	10,096	9,438

C) R&d loans

At the end of the financial year, Biotie had EUR 2,690 thousand of R&D loans granted by Tekes (EUR 2,690 thousand December 31, 2014). R&D loans have been granted to a definite product development project and it covers a contract- based share of the projects R&D expenses. The interest rate for these loans is the base rate set by the Ministry of Finance minus 3%, however, at least 1%. Repayment of these loans shall be initiated after 5 years, thereafter loan principals shall be paid back in equal instalments within 5 years.

16. Repayment of capital loans and R&D loans

Period	Capital loans	R&D loans	Total
Due next fiscal year	—	—	—
Due next 1–5 fiscal years	—	2,152	2,152
Due after 5 years	18,000	538	18,538

Total	18,000	2,690	20,690

17. Accounts payable and other current liabilities

	2015	2014
Accounts payable	239	118
Other current liabilities	430	409
Accrued expenses*	684	743

Total	1,353	1,270
* of which accrued vacation pay	187	174

18. Liabilities to group companies

	2015	2014
Loan payable to group companies	1,429	1,200
Accounts payable to group companies	175	224

Total	1,604	1,424

19. Contingent liabilities

	2015	2014
Due next year	251	286
Due later on	52	239

Total	303	525

Contingent liabilities include leasing as well as rent commitments.

20. Other financial commitments

On December 31, 2015 the company had outstanding contractual payment obligations (contracted commitments), primarily for contract research work services, totaling EUR 529 thousand. The company has committed to finance its subsidiaries.

21. Deferred tax liabilities and assets

Deferred tax assets arising from previous years’ losses are not recorded in the balance sheet.

22. Events after the reporting date

After the reporting period on January 5, 2016, Biotie announced that the Board has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group’s employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group’s strategy, as well as the Group’s long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees. The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company. As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014.

After the reporting period on January 5 2016, the Company announced that the Board had resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company’s option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares was registered with the Finnish Trade Register on January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on January 19, 2016.

On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

SIGNATURES OF THE REPORT FROM THE BOARD OF DIRECTORS AND FINANCIAL STATEMENTS

PROPOSAL TO THE ANNUAL GENERAL MEETING

The Board of Directors proposes to transfer the net loss of the period, amounting to EUR 5,213,640.85 to retained earnings.

Turku, March 22, 2016

William M. Burns	Timo Veromaa
Chairman of the Board	President and CEO

Don Bailey	Merja Karhapää

Bernd Kastler	Ismail Kola

Guido Magni	Mahendra Shah

Unofficial translation

AUDITOR’S REPORT

(Translation of the original and signed document in the Finnish language. In case of discrepancy, the Finnish language is prevailing.)

To the Annual General Meeting of Biotie Therapies Corp.

We have audited the accounting records, the financial statements, the report of the Board of Directors, and the administration of Biotie Therapies Corp. for the year ended 31 December, 2015. The financial statements comprise the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity and statement of cash flows, and notes to the consolidated financial statements, as well as the parent company’s balance sheet, income statement, cash flow statement and notes to the financial statements.

Responsibility of the Board of Directors and the Managing Director

The Board of Directors and the Managing Director are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, as well as for the preparation of financial statements and the report of the Board of Directors that give a true and fair view in accordance with the laws and regulations governing the preparation of the financial statements and the report of the Board of Directors in Finland. The Board of Directors is responsible for the appropriate arrangement of the control of the company’s accounts and finances, and the Managing Director shall see to it that the accounts of the company are in compliance with the law and that its financial affairs have been arranged in a reliable manner.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements, on the consolidated financial statements and on the report of the Board of Directors based on our audit. The Auditing Act requires that we comply with the requirements of professional ethics. We conducted our audit in accordance with good auditing practice in Finland. Good auditing practice requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the report of the Board of Directors are free from material misstatement, and whether the members of the Board of Directors of the parent company and the Managing Director are guilty of an act or negligence which may result in liability in damages towards the company or violated the Limited Liability Companies Act or the articles of association of the company.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the report of the Board of Directors. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of financial statements and report of the Board of Directors that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the report of the Board of Directors.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position, financial performance, and cash flows of the group in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Opinion on the company’s financial statements and the report of the Board of Directors

In our opinion, the financial statements and the report of the Board of Directors give a true and fair view of both the consolidated and the parent company’s financial performance and financial position in accordance with the laws and regulations governing the preparation of the financial statements and the report of the Board of Directors in Finland. The information in the report of the Board of Directors is consistent with the information in the financial statements.

Helsinki, March 22, 2016

PricewaterhouseCoopers Oy

Authorised Public Accountants

Samuli Perälä

APA

CONTACT INFORMATION

Biotie Therapies Corp.

Headquarters

Joukahaisenkatu 6

FI-20520 Turku

Finland

Tel. +358 2 274 89 00

Fax +358 2 274 89 10

USA

701 Gateway Boulevard – Suite 350

South San Francisco, CA, 94080, USA

Tel. +1 650-244-4850

Fax +1 650-244-4874

www.biotie.com